Shaw Communications Inc.

Annual Information Form
(for the fiscal year ended August 31, 2004)

January 18, 2005

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

CORPORATE STRUCTURE

Shaw Communications Inc. (“Shaw” or the “Corporation”) is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home services to over 3.0 million customers. Shaw provides customers with high quality entertainment, information and communications services, utilizing a variety of distribution technologies.

Shaw was incorporated under the laws of the Province of Alberta on December 9, 1966 under the name Capital Cable Television Co. Ltd. and was subsequently continued under the Business Corporations Act (Alberta) on March 1, 1984 under the name Shaw Cablesystems Ltd. Its name was changed to Shaw Communications Inc. on May 12, 1993. Shaw was reorganized pursuant to a plan of arrangement under the Business Corporations Act (Alberta) effective September 1, 1999. The head and registered office of Shaw is located at Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4, telephone (403) 750-4500.

The following table lists certain subsidiaries and entities owned or controlled by Shaw, their jurisdictions of incorporation or organization and the nature of their operations. Unless otherwise indicated, all of such entities are wholly-owned, directly or indirectly, by Shaw.

Entity	Jurisdiction	Nature of Operations

Shaw Cablesystems Limited	Federal	Television Distribution Services
Shaw Cablesystems G.P.(2)	Alberta	Television Distribution Services,
Internet Services
Videon Cablesystems Inc.	Federal	Television Distribution Services
MOF Newco 3 Ltd.	Alberta	Television Distribution Services
Shaw FiberLink Ltd.	Alberta	Telecommunications Services
Big Pipe Inc.	Alberta	Internet Services
Canadian Satellite Communications Inc.	Federal	Satellite services
Star Choice Television Network Incorporated	Federal	Satellite services
Star Choice Satellite T.V. Inc.	Federal	Satellite services

Notes:

(1)	The above table lists subsidiaries of Shaw in accordance with Multilateral Instrument 51-102, as well as certain other entities owned or controlled, directly or indirectly, by Shaw.

(2)	Shaw Cablesystems G.P. is a partnership of Shaw Communications Inc., Shaw Cablesystems Limited, Shaw Cablesystems (SBC) Ltd., Shaw Cablesystems (SMB) Limited, Shaw Cablesystems (SSK) Limited, Prairie Co-Ax TV Limited, Videon Cablesystems Inc. (“Videon”) and certain other subsidiaries of Shaw formed to operate the cable television systems owned by the partners.

Unless the context otherwise indicates, a reference to “Shaw” or the “Corporation” in this Annual Information Form means Shaw Communications Inc. and its subsidiaries and other entities owned or controlled, directly or indirectly, by Shaw Communications Inc.

GENERAL DEVELOPMENT OF THE BUSINESS

Shaw has two principal business divisions: (1) Cable Division – comprised of cable television, Internet access and Internet infrastructure service businesses; and (2) Satellite Division – comprised of direct-to-home satellite and satellite distribution service businesses. As a percentage of Shaw’s consolidated revenues for the year ended August 31, 2004, the Cable Division and Satellite Division represent approximately 71.7% and 28.3% of Shaw’s business, respectively. The general development of each of these businesses is summarized below.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

1.	Cable Division

(a)	Cable Television

(i)	General

Shaw’s initial core business was, and remains, cable television services, which today provides the customer base and physical infrastructure for much of the Corporation’s distribution service businesses. Under the name Capital Cable Television Co. Ltd., Shaw acquired its first licence to offer cable television services in Edmonton, Alberta and area in 1970. Over the course of the subsequent years, Shaw’s cable television operation has grown through a combination of the acquisition of new cable television licences awarded by the Canadian Radio-television and Telecommunications Commission (“CRTC”); the acquisition of existing cable companies; the exchange of cable systems and assets with other Canadian cable companies; and internally generated subscriber growth.

Shaw is currently the second largest cable television company in Canada, and is the largest cable television provider in Western Canada. As at August 31, 2004, Shaw served approximately 2.1 million cable television customers in five provinces (British Columbia, Alberta, Saskatchewan, Manitoba and northwestern Ontario), representing approximately 28% of the Canadian cable television market.

(ii)	Significant Acquisitions and Dispositions

In the past several years, the Canadian cable television industry has moved from a highly regulated environment to one based on fair and sustainable competition under the superintendence of the CRTC. In such a competitive environment, cable companies have adopted “clustering” strategies, consolidating and realigning geographically to take advantage of potential administrative, operating and marketing synergies that arise from larger, focused operations. In executing its own clustering strategy, Shaw has consolidated its position as the dominant provider of cable television services in Western Canada, with approximately three-quarters of its subscribers clustered in five large urban markets.

Significant acquisitions and dispositions with respect to Shaw’s cable television business in the past three fiscal years include the following:

•	Acquisition of Assets of Monarch Cablesystems Ltd. Effective March 31, 2004, Shaw acquired certain assets of Monarch Cablesystems Ltd. for a base purchase price of $90 million, including $25 million cash and the balance through the issuance of Class B Non-Voting Shares of Shaw at $17.39 per share. The cable systems acquired by Shaw serve approximately 40,000 basic subscribers in the Medicine Hat (Medicine Hat, Taber, Brooks) and Canmore (Canmore, Banff, Lake Louise) regions in Alberta and in southern British Columbia (Hope, Fernie, Kimberley). Monarch is controlled by Willard H. Yuill, a director of the Corporation. The acquisition of the assets of Monarch was approved by independent and disinterested directors of the Corporation.

•	Disposition of United States Systems. Effective June 30, 2003, Shaw sold its cable systems in Florida and Texas to Bright House Networks, LLC and Cequel III LLC respectively, for gross proceeds of approximately U.S. $188.5 million. The systems together served approximately 73,000 cable television subscribers.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

(b)	Internet Access

Since 1996, Shaw has provided Internet access services to residential and small business subscribers in its cable television systems via a cable connection and cable modem. Commencing in 1998, Shaw’s high speed Internet services were offered under the brand name Shaw@Home and now are offered under the name Shaw High-Speed Internet.

Shaw currently offers three levels of Internet service: Shaw High-Speed Internet, Shaw High-Speed Lite Internet and Shaw High-Speed Xtreme-I™ Internet. Shaw commenced offering Shaw High-Speed Lite Internet service (formerly known as Shaw Lite-Speed Internet) in fiscal 2002, targeted at users who do not require the features and speed (bandwidth capabilities) of Shaw’s High-Speed Internet service but who are interested in alternatives to dial-up services. In fiscal 2004, Shaw introduced High-Speed Xtreme-ITM, which offers significantly increased download and upload speeds, as compared to Shaw High-Speed Internet, for customers who regularly download large files or visit online gaming and content-rich multimedia sites.

As at August 31, 2004, there were approximately 1,021,000 subscribers (connected and scheduled installations) to Shaw’s Internet access services, representing a penetration rate of approximately 48.1% of basic subscribers.

Shaw’s Internet infrastructure, is owned, managed and controlled exclusively by Shaw, as discussed below. All of Shaw’s Internet customers use Shaw’s own network and are given @shaw.ca email addresses.

(c)	Internet Infrastructure

Shaw’s Internet infrastructure services are offered through Shaw’s subsidiaries Big Pipe Inc. and Big Pipe U.S., Inc. (together, “Big Pipe”).

Big Pipe was established in 2000 to develop and operate the fibre network that serves as the primary Internet backbone for Shaw’s broadband Internet customers and to provide Internet and data connectivity services to large and medium businesses and other organizations. Big Pipe maintains a relationship with 360networks inc. (“360”), pursuant to a master services agreement and an indefeasible right of use with respect to a portion of 360’s U.S. fibre network.

Big Pipe has built both its fibre network and its customer base to promote future revenue growth. Its network consists of a redundant two route fibre backbone transecting Canada and the United States. The southern route principally consists of 6,400 route kilometers (4,000 miles) of fibre located on routes between Vancouver (via Calgary, Winnipeg and Chicago) to Toronto and Buffalo and a separate route between Seattle to Sacramento. The northern route consists of 4,315 route kilometers (2,680 miles) of fibre between Edmonton (via Saskatoon, Winnipeg and Thunder Bay) to Toronto and fibre between Buffalo (via Albany) to New York City. In addition, as a result of arrangements with 360, Big Pipe secured additional capacity to connect the cities of Toronto (via Montreal and Boston) to New York City, Seattle (via Vancouver) to Victoria and Edmonton to Toronto.

(d)	Digital Telephone

During early calendar 2005, Shaw plans to commence trials and initial deployment of a primary line residential telephone service employing PacketCable™ technology. The service, which will be offered

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

under the brand name Shaw Digital Phone, will be deployed in certain areas of Shaw’s cable service territories. Shaw is currently in the process of refining its business strategies with respect to this residential telephone service, including capital expenditures, pricing, timing of launch, organizational structure and other matters. There is no assurance that Shaw will be successful in developing, implementing and marketing Shaw Digital Phone in a reasonable time, or that the service will have a market.

2.	Satellite Division

Shaw’s satellite business is operated through its wholly-owned subsidiary, Canadian Satellite Communications Inc. (“Cancom”), a Canadian satellite services company. Incorporated in 1980, Cancom provides satellite-based solutions to businesses and owns 100% of Star Choice Communications Inc. (“Star Choice”), which through its subsidiary Star Choice Television Network Incorporated, is one of two licensed direct-to-home (“DTH”) operators in Canada. Shaw’s interest in, and eventual control of, Cancom was acquired through several transactions between 1997 and 2003, as summarized below.

Shaw’s participation in the satellite industry can be traced back to its wholly-owned subsidiary, Homestar Services Inc., which received one of four DTH broadcasting licences granted by the CRTC. In June 1997, Shaw transferred all of the shares of Homestar Services Inc. to Star Choice, in exchange for approximately 54% of the then outstanding common shares of Star Choice. Shaw subsequently reduced its stake in Star Choice to a 49.9% interest, on a fully diluted basis.

On August 31, 1999, Cancom and Star Choice completed a share exchange transaction resulting in Star Choice becoming a wholly owned subsidiary of Cancom. After such transaction, Shaw held approximately a 35% fully diluted interest in Cancom. Shaw subsequently acquired all of the shares of Cancom held by two significant shareholders, Rogers Communications Inc. and WIC Western International Communications Inc., to increase Shaw’s ownership to approximately 62% of the outstanding Cancom shares.

On August 9, 2000, Shaw made a take-over bid to acquire all of the common shares of Cancom not owned by Shaw. Under the take-over bid, holders of common shares of Cancom received 0.90 of a Shaw Class B Non-Voting Share plus $0.01 for common share of Cancom held. At the conclusion of the take-over bid, Shaw held approximately 94.3% of the outstanding Cancom common shares. On January 5, 2001, Shaw made a second offer to purchase the remaining common shares of Cancom not already owned, directly or indirectly, by Shaw on the same financial terms as its take-over bid of August, 2000. Pursuant to this second offer, Shaw acquired an additional 5.3% of the issued and outstanding Cancom common shares, bringing its holdings to 99.6%. Through the statutory compulsory acquisition procedure and the subsequent elimination of publicly issued warrants in Cancom in 2003, Shaw acquired the remaining outstanding Cancom common shares.

DESCRIPTION OF SHAW’S BUSINESSES

A description of each of the principal businesses comprising Shaw’s Cable Division and Satellite Division, along with certain additional information, is set forth below.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

1.	Cable Division

(a)	Cable Television

(i)	General

Shaw is the second largest cable television company in Canada, serving approximately 28% of the Canadian cable television market with a concentrated focus on Western Canada. Currently, over 75% of Shaw’s cable systems are clustered in and around five major urban markets in Western Canada: Vancouver and Victoria (Vancouver Island), British Columbia; Calgary and Edmonton, Alberta; and Winnipeg, Manitoba. The balance of Shaw’s subscribers is mainly in smaller clusters, linked via fibre either to each other or to larger markets. These markets include the Okanagan region, British Columbia (Kamloops, Kelowna, Penticton, Vernon); Saskatoon/Prince Albert/Moose Jaw/Swift Current, Saskatchewan; and Thunder Bay/Sault Ste. Marie, Ontario.

Shaw has achieved a critical mass of subscribers in its larger markets by completing selective acquisitions, using a clustering strategy and seamlessly integrating new customers. Clustering involves establishing a regional office to provide subscriber services to several contiguous communities, thereby creating operating efficiencies through shared facilities and services and reduced operating redundancies.

(ii)	Cable Network

Shaw’s cable television business is operated through Shaw’s extensive fibre optic and co-axial cable distribution network. Shaw’s fibre backbone and interconnect network link Shaw’s cable systems and subscribers together. Shaw receives originating television signals at its head-end sites through satellite, transmitters, off-air antennae and microwave systems and re-transmits these signals via its network to customers’ homes in Shaw’s licensed areas. Digital cable customers receive additional services via digital cable terminal set-top boxes (“DCTs”) which translate additional encrypted signals delivered to customers’ homes over Shaw’s network.

Shaw has continually upgraded its network such that, as at August 31, 2004, its plant and network infrastructure is essentially fully digital and two-way capable. This has enabled Shaw to expand its service offerings to include digital programming, high speed Internet access, video on demand (“VOD”) and high definition television (“HDTV”).

Over the next four years, Shaw intends to continue and complete a system-wide upgrade of its network to 860 MHz from the current 550 and 750 MHz capacity. It is expected that this investment in plant infrastructure will accommodate further growth opportunities in high speed Internet, VOD, HDTV and digital telephone.

(iii)	Cable Television Offerings

Shaw offers a variety of cable television services from which its customers may choose.

(A)	Basic Cable and Extended Tiers

Basic cable service in Canada consists primarily of local and national programming as well as major U.S. networks (such as ABC, CBS, Fox, NBC and PBS). The number of channels offered and the monthly fee

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

charged for basic service vary depending on the cable system in question. The majority of Shaw’s customers receive at least 54 channels on basic cable or as part of an extended tier. As at August 31, 2004, Shaw served 2,122,488 basic cable subscribers.

Extended tier cable is comprised of three discretionary tiers of services that consist of Canadian and non-Canadian specialty television programming. Canadian specialty television networks carried on the various tiers include Showcase, Bravo!, Life Network, The Comedy Network, and Rogers Sportsnet. Foreign services represented on the tiers include CNN, A&E, The Golf Channel and TBS (Atlanta).

(B)	Digital Cable

Digital cable significantly expands the range of services that may be offered to a subscriber and extends programming capacity to more than 200 channels. Delivered via DCTs deployed in subscribers’ premises, digital cable also enhances picture and sound quality and provides the platform from which Shaw has launched, and expects to be able to launch, new revenue-generating interactive services.

Shaw’s digital cable offering includes an interactive electronic program guide, parental controls, 40 digital music formats (Mtrax/Galaxie), specialty and ethnic programming services and premium programming such as NFL Sunday Ticket.

In addition, Shaw carries over 30 digital channels (“diginets”), including both “must carry” Category 1 services (such as Biography Channel, Documentary Channel, Fashion TV and Independent Film Channel) and discretionary Category 2 services (such as National Geographic, BBC Canada, Dejaview and Lonestar). Digital cable customers are able to select individual channels to tailor their own packages in a “pick and pay” manner, at a set per channel price, or to choose from certain channel packages at a substantial per channel price savings.

As of August 31, 2004, digital cable was available in almost all of Shaw’s cable systems. As at such date, Shaw had approximately 641,000 DCT’s deployed in customer premises and approximately 540,000 digital subscribers, representing a penetration rate of approximately 25% of basic cable television subscribers.

(C)	Pay Television and Pay-Per-View

Shaw’s pay television offering currently consists of six genre-based movie channels (offered under the brand Movie Central in Western Canada), four U.S. superstations (WSBK, KTLA, WGN and WPIX) and certain other ethnic and premium services (such as Fairchild Television, Deutsche Welle, Odyssey, TV Japan, Talentvision and Playboy). These pay television offerings are available to subscribers for monthly fees which vary depending on the pay television offering selected.

Shaw also offers up to 50 channels of interactive, impulse pay-per-view to its digital cable subscribers. Shaw’s pay-per-view offering allow customers to select and pay for specific programs which are available on several channels with different start times. Pay-per-view offerings include movies, sports, concerts and other special events, with the price dependent on the nature of the programming.

Effective May, 2002, Shaw acquired the Viewer’s Choice pay-per-view business from Corus Entertainment Inc. (“Corus”) for a total purchase price of approximately $36.5 million. This business

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

provides pay-per-view movies, concerts, sporting events and other programming to cable systems in Western Canada (including Shaw) and to DTH providers nationally.

(D)	Video-on-Demand (“VOD”)

The Corporation also offers VOD services in selected markets. The VOD service enables customers to select programming from a library of titles through an on-line ordering system or directly through the interactive program guide, and to view the programming on their television at a time of their choosing, with full digital video disk-type functionality, including pause, skip backwards and skip forward. Viewers can watch a program at their convenience for a period of up to 24 hours and as many times as they want.

Shaw’s VOD service is available to Shaw’s digital cable customers. By the end of fiscal 2004, the Corporation had rolled out its VOD services in most of its major systems, including greater Vancouver, Victoria, Calgary, Edmonton, Saskatoon and Winnipeg.

As part of its VOD service, the Corporation has entered into content licensing arrangements with several movie studios and content providers, including Universal Studios, Twentieth Century Fox, Alliance Atlantis Communications Inc., Hallmark Interactive and Lions Gate Entertainment. These arrangements provide Shaw’s VOD service with a library of current feature films, major motion pictures and other content. The Corporation has also launched a subscription-based VOD (“SVOD”) service, Movie Central Express, with Corus. The SVOD service allows a customer to access a library of films and series on a VOD basis, while paying a monthly subscription fee rather than a per transaction fee.

(E)	Bundling of Services

Shaw bundles its services in several attractively priced combinations. Examples of Shaw’s bundles include the “Total Home Bundle”, combining Shaw’s basic and extended tier cable services, digital cable, access to pay-per-view movies and events and Shaw High-Speed Internet, plus certain other cable television and Internet features and services, for a lower price than if each service was obtained and paid for separately. Shaw’s VOD service, which is made available to customers who subscribe to digital cable services from the Corporation, is an example of a bundle providing customers with access to a unique service available only by subscribing to other Shaw services. Further, with the planned launch of Shaw Digital Phone, the Corporation expects to offer a “triple play” bundle (voice, video and data).

As at August 31, 2004, approximately 42% of Shaw’s cable customers subscribed to a bundled service. The benefits of bundling to customers include the convenience of “one-stop shopping”, price savings and greater choice. The benefits to Shaw include retention of existing customers (churn reduction); attraction of new customers; incremental penetration as customers upgrade to additional services offered in a bundle; and operational efficiencies through centralized billing and customer care.

In another vein, Shaw has partnered with several national Canadian retailers to offer Shaw products and services through point-of-purchase displays in key retail locations. The focus of such marketing efforts centres on offering Shaw cable-related and Internet products and services in attractive bundles at competitive price points. Shaw also bundles its High-Speed Internet service with certain third party products such as Dell personal computers.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

(F)	New Video Services

Shaw anticipates that its on-going investment in network upgrades, along with advances in technology, will allow the Corporation to continually upgrade and increase its cable television service offerings. In particular, Shaw expects to continue to roll-out digital cable services and VOD to an increased number of its subscribers, both in areas not previously able to receive such services and in areas already receiving such services. Shaw expects that newly-launched video services (VOD, in particular) will enhance its current product offerings, making them more attractive to existing and potential customers.

Shaw has also launched HDTV channels and programming in most of its major cable systems. HDTV offers superior picture detail and sound quality and user configuration options that fully utilize the capabilities of wide screen, high-definition ready televisions. In support of HDTV, Shaw offers a next-generation DCT (Motorola 5100/6200 HD), which supports the decoding and processing of HDTV content without requiring additional digital terminals or equipment, as well as a DCT (Motorola 6208) which incorporates HDTV and personal video recorder features into one box. During fiscal 2004, the Corporation also launched a new interactive program guide that provides significant improvements over the previous version offered by Shaw.

Shaw also anticipates that advances in technology will allow it in the future to introduce new video services that leverage off its cable infrastructure and provide new revenue streams, such as interactive television services.

(iv)	Competition

Shaw’s cable television business faces competition from entities utilizing other existing communications technologies and may face competition in the future from other technologies being developed or to be developed. In addition, recent regulatory and public policy trends also generally favour the emergence of a more competitive environment in Canada.

Shaw’s cable television systems compete with the direct reception by antenna of unencrypted over-the-air local and regional broadcast television signals. Shaw also either currently competes or may in the future compete with other distributors of television signals to homes for a fee, including DTH satellite services, satellite master antenna systems, multipoint distribution systems (“MDS”), other competitive cable television undertakings and telephone companies offering video service.

DTH delivers programming via signals sent directly to receiving dishes from medium and high-powered satellites, as opposed to via broadcast, cable delivery or lower powered transmissions. DTH services presently provide more channels than some of Shaw’s cable systems and are fully digital. Two licensed operators, Star Choice (a subsidiary of Shaw) and Bell ExpressVu, are currently providing DTH services in Canada. These DTH operators have achieved rapid subscriber growth and together provide service to approximately 2.2 million Canadian households. In addition, grey and black market DTH providers (i.e. providers of U.S.-based digital DTH programming services obtained in Canada without authorization from the CRTC or from the U.S. DTH providers) also provide competitive services. The Supreme Court of Canada has ruled that grey and black market DTH providers are violating the Radiocommunication Act (Canada), and are therefore providing an illegal service. In a decision rendered in the fall of 2004, however, a Quebec court ruled that the relevant provisions of the Radiocommunication Act (Canada) violate the freedom of expression guarantees in the Canadian Charter of Rights and Freedoms, but provided that the ruling would not come into effect for one year. This decision is under appeal.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

MDS delivers television programming by unobstructed line-of-sight microwave transmission to subscribers equipped with special antennae. Since 1995, the CRTC has approved MDS applications of distributors competing with cable television service in given service areas. In particular, the CRTC has granted licences to Craig Wireless International Inc. (formerly Skycable Inc.) and Image Wireless Communications Inc. to provide MDS in certain cable service areas in Manitoba and Alberta and Saskatchewan, respectively. The CRTC has also issued a licence to Look Communications Inc. to operate MDS undertakings in southern Ontario, eastern Ontario and Quebec.

In recent years, the CRTC has also licensed a number of competitive cable television undertakings to operate within the authorized service areas of incumbent cable licences. One of these competitive undertakings, Novus Entertainment Inc., operates within one of Shaw’s licensed service areas in Vancouver.

Since 1998, telephone companies have been eligible to hold full scale broadcasting distribution licences from the CRTC. To date, six telephone companies have been granted broadcasting distribution licenses to provide television services, including in some cases, VOD: Telus Corporation, with respect to parts of Alberta and British Columbia; SaskTel in Saskatchewan; Manitoba Telecom Services Inc. in Manitoba; Bell Canada, with respect to parts of Ontario and Quebec; Télébec in Quebec; and Aliant Telecom Inc. in Atlantic Canada. SaskTel and Manitoba Telecom Services Inc. launched their services in September, 2002 and January, 2003, respectively.

To date, none of these competitors has had a material impact on Shaw’s cable television operations. However, there can be no assurance that increased competition will not have a material adverse effect on Shaw’s results of operations. Almost all of Shaw’s cable systems are concentrated in major urban markets having favourable demographics and growth potential, with most of the remainder in smaller clusters, linked via fibre optic distribution systems either to each other or to larger markets. Through this clustering strategy, Shaw maximizes the benefits of operating efficiencies, enabling it to be a low-cost service provider, which is a necessary component in strengthening its competitive position. In addition, Shaw plans to continue to deploy new technologies to increase channel capacity, to take advantage of its existing infrastructure to expand the range and quality of its services and to enhance its programming and communication service offerings, including VOD and interactive television.

(b)	Internet Access

(i)	General

Leveraging off its cable television infrastructure, Shaw has provided high-speed Internet access services to residential and small business subscribers since 1996. Offered under the brand name Shaw@Home commencing in 1998, and currently offered under the name Shaw High-Speed Internet, Shaw’s Internet access service is up to 100 times faster than conventional telephone access and is designed to be significantly faster than competing digital services over the telephone lines. Shaw High-Speed Internet customers also receive up to seven email addresses, ten megabytes of personal web space and the ability to connect five computers to one cable modem. Shaw’s High-Speed Internet service is also bundled with several complementary products and services, as well as many of the latest multimedia plug-ins.

Shaw currently offers three levels of Internet service: Shaw High-Speed Internet, Shaw High-Speed Lite Internet and Shaw High-Speed Xtreme-I™ Internet. Introduced during fiscal 2002, Shaw’s High-Speed

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Lite Internet service is targeted at users who do not require the features and speed (bandwidth capabilities) of Shaw’s High-Speed Internet service but who are interested in alternatives to dial-up services. Through a Shaw cable modem connection, the Shaw High-Speed Lite Internet Service features speeds up to five times faster than traditional dial-up service, an “always on” connection, one unique email address and ten megabytes of personal web space.

Utilizing DOCSIS™ technology (as described below), the Corporation launched Shaw High-Speed Xtreme-I™ during fiscal 2004. Xtreme-I™ offers significantly increased download and upload speeds, which appeals to customers who regularly download large files or visit online gaming and content-rich multimedia sites.

In providing its Internet access services, Shaw deploys an advanced generation of cable modem, based on Data Over Cable Service Interface Specification (DOCSISTM) 2.0 specifications. This technology has enabled Shaw to increase the capabilities and reliability of its network by increasing the capacity and throughput in both the upstream and downstream portions of Shaw’s cable infrastructure. As a result, the capacity of the Corporation’s network in both directions has increased to up to 30 megabits per second, representing approximately five times the capacity of current cable modems.

Shaw’s Internet services are currently available in almost all of Shaw’s operating areas. As at August 31, 2004, Shaw’s Internet services had approximately 1,021,000 subscribers (connected and scheduled installations), representing a penetration rate of approximately 48.1% of basic subscribers. To the Corporation’s knowledge, Shaw has achieved the highest penetration of high speed Internet service among all North American cable companies.

As at August 31, 2004, approximately 115,000 subscribers for Shaw’s Internet services did not concurrently subscribe for any of Shaw’s cable television services.

(ii)	Network

The fibre network that serves as the primary Internet backbone for Shaw’s broadband Internet customers is operated by Big Pipe (see “Description of Shaw’s Businesses–Cable Division-Internet Infrastructure”). The network, which is designed with state-of-the-art fibre optic technology and has redundant capacity, extends from Victoria to Toronto, with connectivity to major Internet peering points in Seattle, Washington; Palo Alto, California; and Chicago, Illinois.

Shaw has invested significant amounts of money to improve the speed and performance of its Internet access services. Future upgrades and enhancements of Shaw’s capital infrastructure is anticipated on a selective basis, including to build up the Corporation’s Internet backbone and decrease average node size.

Shaw operates two Internet data centres in Calgary. The data centres allow the Corporation to manage its Internet services exclusively and to provide e-mail service directly to its customers using “@shaw.ca” e-mail addresses. The data centres, which have the capacity to accommodate approximately 2,000,000 customers, also allow Shaw to manage its own operations in terms of DNS, DHCP, provisioning web space, backbone connectivity and peering arrangements into the United States. The centres also host Shaw customers’ most popular web content locally.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

(iii)	Competition

There are a number of different types of ISPs offering residential and business Internet access services that compete with Shaw’s Internet services. These include on-line service and content providers (such as AOL Canada), independent basic access service providers (both national and regional), incumbent telephone companies and wireless communications companies.

Many ISPs provide telephone dial-up Internet access services that are limited to access speeds of up to 56 kbps. Such services are provided by incumbent telephone companies and independent ISPs (mainly through the use of the telephone companies’ facilities and services). According to a report from the CRTC dated November 2004, approximately 36% of all Internet subscribers in Canada used low-speed dial-up access services, while the other 64% used high-speed services.

High-speed Internet access services are principally provided through cable modem and digital subscriber line (“DSL”) technology. High speed services enable users to transmit and receive print, video, voice and data in digital form at significantly faster access speeds than dial-up access through a regular telephone line. Internet access services through cable modem technology is currently provided by cable companies, although the CRTC has also authorized third-party ISPs to access cable companies’ facilities to deliver high-speed Internet services. DSL services are principally offered by incumbent telephone companies such as BCE Inc. and its affiliates and Telus Corporation.

The ISPs now have access to cable companies’ facilities to deliver Internet access service. In November 2000, the CRTC approved the rate of ISP access at $21.25 per end-user per month for Shaw. Other connection and service charges also apply. Until competing ISPs have access to high-speed access services pursuant to a third party Internet access tariff, however, cable operators have been directed by the CRTC to allow ISPs to resell their cable Internet services at a 25% discount from the retail rate. Currently, there are three ISPs using Shaw’s resale services at the resale discount rate.

Although operating in a competitive environment, Shaw expects that consumer desire for Internet access services, generally, and for bandwidth-intensive applications on the Internet (including streaming video, digital downloading and interactive gaming), in particular, will lead to continued, strong growth rates for high speed Internet services such as Shaw High-Speed Internet.

(c)	Internet Infrastructure (Big Pipe)

(i)	General

Shaw’s Internet infrastructure business is principally operated through Big Pipe, which was established in 2000. Big Pipe operates the national fibre network that is the primary Internet backbone for Shaw’s broadband Internet customers. In addition, Big Pipe’s facilities are available to ISPs, cable companies, broadcasters, governments and other businesses and organizations that require end-to-end Internet and data connectivity. In particular, Big Pipe is focused on being a major account and wholesale provider offering third parties advanced high-speed IP connectivity and Internet services in Canada and the United States. Its offerings currently include data and video transport and Internet connectivity services.

Big Pipe launched its operations in Canada in March, 2000 and commenced operations in the United States during fiscal 2003. During fiscal 2005, Big Pipe anticipates that it will continue to grow its third party revenues with a focus on the large and medium customer market in North America. It will also

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continue to establish public and private peering arrangements and high-speed connections to major North American, European and Asian network access points and other tier-one backbone carriers.

(ii)	Big Pipe Network

Big Pipe’s network consists of a redundant two route fibre backbone transecting Canada and the United States, combined with numerous local access, intra-city fibre optic networks in municipalities served by Big Pipe.

As part of its arrangements with 360, Big Pipe has access to high-speed bandwidth network services and dark fibre. This fibre network, which serves as a national platform for national IP-based services, interconnects high capacity video servers located in strategic clusters from Vancouver to Toronto. The network also extends connectivity to all major Internet national peering points (NAPs) in Canada and the United States.

The Big Pipe network includes multi-fibre capacity on two diverse cross-North America routes. Big Pipe’s southern route principally consists of 6,400 route kilometers (4,000 miles) located on routes between Vancouver (via Calgary, Winnipeg and Chicago) to Toronto and Buffalo, and a separate route between Seattle to Sacramento. Big Pipe’s northern route consists of 4,315 route kilometers (2,680 miles) of fibre between Edmonton (via Saskatoon, Winnipeg and Thunder Bay) to Toronto and fibre between Buffalo (via Albany) to New York City. Such route provides redundancy for the existing southern route. In addition, as a result of arrangements with 360, Big Pipe secured additional capacity to connect the cities of Toronto (via Montreal and Boston) to New York City, Seattle (via Vancouver) to Victoria and Edmonton to Toronto.

(iii)	Competition

Through its Big Pipe subsidiaries, Shaw competes with other telecommunications carriers in providing high speed broadband communications services (data and video transport and Internet connectivity services) to businesses, ISPs and other telecommunications providers. The telecommunications services industry in Canada is highly competitive, rapidly evolving and subject to constant change. Big Pipe’s competitors include incumbent local exchange carriers (such as Telus and Bell Canada), competitive access providers, competitive local exchange carriers, ISPs, private networks built by large end users and other telecommunications companies. In addition, the development and implementation of new technologies by others could give rise to significant new competitors.

(d)	Digital Telephone

Shaw plans to offer a primary line residential telephone service employing PacketCable™ technology, with trials and initial deployment anticipated in early calendar 2005. The service, under the brand name Shaw Digital Phone, will be deployed in certain areas of Shaw’s cable service territories. Shaw is currently in the process of refining its business strategies with respect to its residential telephone service, including capital expenditures, pricing, timing of launch, organizational structure and other matters. There is no assurance that Shaw will be successful in developing, implementing and marketing Shaw Digital Phone in a reasonable time, or that the service will have a market.

Shaw’s investment in the planned digital telephone service includes capital costs required to offer the service utilizing PacketCable™ and DOCSIS™ specifications, including the costs associated with

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

acquiring and operating IP-based telephone switches (“softswitches”), IP transport, network redundancy, network and customer premise equipment and back-up powering, network status monitoring, provisioning systems, information technologies and systems integration. Over the next fiscal year, Shaw intends to continue to focus its efforts on preparing its network, customer support, billing and provisioning systems for the launch of Shaw Digital Phone. Based upon the Corporation’s preliminary estimates, anticipated “all-in” capital expenditures for the first 100,000 customers of Shaw Digital Phone will be approximately $50 to $55 million, with the capital costs of the next 100,000 customers being an estimated $35 million.

To date, Shaw has selected Bell West Inc. to provide wholesale services, including interconnection to the public switched telephone network and long distance termination, in order to enable Shaw to provide residential phone service to its customers in Western Canada. The Corporation has also selected Siemens Canada Limited to provide the softswitch platform (telecommunications switching infrastructure) for its initial launch.

The competitors of Shaw’s planned residential telephone service would include incumbent telephone companies, competitive local exchange carriers (such as Call-Net Enterprises Inc. through it subsidiary Sprint Canada Inc.) and non-facilities-based Voice over Internet Protocol (“VoIP”) providers (such as Primus Telecommunications Canada Inc. and Vonage Holdings Corp.). As the market for VoIP services develops, new competitors will likely emerge.

2.	Satellite Division

(a)	General

Shaw’s Satellite Division is principally operated through Cancom and Star Choice, and is comprised of DTH satellite and satellite distribution service businesses, as follows:

(i)	Star Choice DTH - distribution of digital video and audio programming services via direct-to-home satellite to Canadian residences and commercial establishments;

(ii)	Satellite Distribution Services:

(A)	Cancom Broadcast Solutions - redistribution of television and radio signals via satellite to cable operators and other distributors, and related network services; and

(B)	Cancom Tracking Solutions - provision of satellite tracking and messaging services to the Canadian trucking industry, and integration and management of satellite data networks with land-based telecommunications.

Star Choice and Cancom share a common satellite infrastructure. The DTH and satellite services businesses distribute largely the same digital video and audio signals to different markets (residential and business), thereby allowing the Corporation to derive distinct revenue streams from different customers using a common platform.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

(b) Satellite Network

Cancom owns and leases, directly and indirectly, satellite transponders that receive and amplify digital signals and transmit them to receiving dishes located within the footprint covered by the satellite. Cancom’s interests in such transponders are set forth in the table below.

Satellite	Transponders	Nature of Cancom Interest

Anik F2	16 Ku-band	Owned

Anik F1	28 Ku-band	Owned
	3 C-band	Leased

GE III	1 C-band	Leased

Telstar 5	1 Ku-band (partial)	Leased

(c) Satellite Businesses

     (i) Star Choice DTH

Through its wholly-owned subsidiary Star Choice Television Network Incorporated, Star Choice is one of two DTH satellite operators licensed by the CRTC to deliver digital subscription video and audio programming services from satellites directly to subscribers’ homes and businesses. Star Choice began the national roll-out of its digital DTH services in October, 1997 and, as at August 31, 2004, had approximately 828,000 subscribers across Canada.

The market for Star Choice’s digital DTH services can be divided into three principal categories: households not served by cable and typically having access to a limited number of broadcast services; households underserved by cable (i.e. served by cable systems that offer fewer than 80 channels); and households that receive full service cable (80 or more channels), primarily in urban areas. Other potential customers include Canadian commercial, institutional and recreational facilities interested in video and audio programming.

Star Choice currently offers over 400 digital video and audio channels, with a programming line-up that offers the vast majority of television services that are available in Canada, including local over-the-air broadcasters, national networks, specialty channels, U.S. and foreign channels, adult programming and ethnic services. Star Choice obtains such programming from program providers whose distribution is authorized by the CRTC, in most cases pursuant to non-exclusive contracts ranging in term from three to five years. Star Choice’s subscribers have the option of choosing from a menu of programming packages designed to target and accommodate subscriber interests, primary language, income level and type of household. Such packages are primarily sold through a nation-wide distribution network of over 4,000 retail locations, including Radio Shack, Sears, Future Shop, Leon’s and The Brick.

During the fiscal year ended August 31, 2001, Star Choice moved to dual satellites (Anik E2, subsequently replaced by Anik F2, and Anik F1) whose signals can be received by customers through a unique elliptical dish. The multiple satellite reception allowed Star Choice to expand its offering to over 400 channels. In the fall of 2004, with the launch of Anik F2, Star Choice further enhanced its service offerings by offering customers more HDTV channels and additional programming services.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

As part of its commitment to expanding its service offerings, during fiscal 2003, Star Choice launched a new integrated high-definition satellite receiver (Motorola DSR 500 HD), which provides high-definition images, digital sound and an enhanced onscreen program guide with interactive features. As more high quality HDTV content becomes available, Star Choice also expects to be in a position to launch additional HDTV channels as well as an integrated high-definition receiver with a digital video recorder (“DVR”). A DVR uses an internal hard drive to play, pause and record television programs, and allows a viewer to watch one channel while recording another. In fiscal 2005, Star Choice also introduced two new receivers which provide a more economical entry point for new customers and enable new customers to expand the range of Star Choice services in their homes.

          (ii) Satellite Distribution Services

          (A) Cancom Broadcast Solutions

Cancom Broadcast Solutions has two principal lines of business: (a) redistributing television and radio signals via satellite to cable operators and other multi-channel system operators in Canada and the U.S.; and (b) providing uplink and network management services for conventional and specialty broadcasters on a contract basis.

The redistribution of signals to cable companies and other operators is known in Canada as satellite relay distribution undertaking (“SRDU”) services. Cancom currently provides SRDU and signal transport services to over 500 distribution undertakings, primarily cable operators, and redistributes in excess of 300 television signals and 125 audio signals in both English and French to multi-channel system operators. Cancom also offers HITS/QT (Headend In the Sky/Quick Take), which allows small and medium size cable companies to offer digital signals to subscribers for a substantially reduced capital outlay. HITS/QT facilitates increased availability and penetration of digital services in Canada and thereby adds incremental revenues to Cancom from the additional SRDU services provided to smaller cable companies.

Cancom’s uplink and network management services include backhaul (transport of signals to the uplink site), uplink (delivery of signal to the satellite so that it can be distributed to cable operators and other distributors), bandwidth, authorization and signal monitoring. Cancom currently provides such services to approximately 100 specialty and pay services across Canada, as well as to Canadian pay audio services (Mtrax and Galaxie).

     (B) Cancom Tracking Solutions

Cancom Tracking Solutions provides mobile tracking and messaging services to approximately 500 companies and is the largest provider of such services in the long-haul trucking industry in Canada, with over 29,000 vehicles using its services. Cancom’s tracking and messaging services effectively integrate a carrier’s truck fleet and dispatch system so that an office-bound dispatcher and back-office computer systems can be in direct and immediate contact with their trucks via satellite, no matter how widely dispersed that truck fleet is across North America.

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(d) Competition

The Star Choice DTH business faces much the same competitive environment as cable television companies. Competitors include Bell ExpressVu (the only other licensed DTH satellite service currently operating in Canada), cable television companies, grey and black market satellite service providers and other competitors such as wireless operators, telephone companies and off-air television broadcasters. See “Description of Shaw’s Businesses – Cable Division – Cable Television – Competition”.

In its Canadian SRDU business, Cancom Broadcast Solutions faces competition principally from Bell ExpressVu, which received an SRDU licence from the CRTC in 1999. At present, Cancom and Bell ExpressVu are the only licensed SRDU operators in Canada. Cancom Broadcast Solutions also faces competition from the expansion of fibre distribution systems into territories previously only served by SRDU operators. This expansion permits delivery of distant U.S. and Canadian conventional television stations to more remote locations without the use of satellite transmission.

3. Additional Information Concerning Shaw’s Businesses

(a) Seasonality and Customer Dependency

Shaw’s cable television and Internet subscriber activity is subject to seasonal fluctuations with the fall season (coinciding with the return of students to school, the return from vacations and the Christmas and holiday season) being stronger than other seasons. The Star Choice DTH subscriber activity tends to follow the cycles of the retail industry, with the greatest sales volume occurring in the four months leading up to and including the Christmas and holiday season. In addition, Star Choice subscriber numbers are affected by vacation schedules (as customers reconnect and disconnect DTH services at summer homes) and by “snowbirds” (customers who vacation in warmer climates during winter months and reconnect and disconnect services accordingly).

Shaw’s businesses generally are not dependent upon any single customer or upon a few customers.

(b) Environmental Matters

Shaw’s operations do not generally have a significant impact on the environment. The Corporation has not made, and does not anticipate making, any significant capital expenditures to comply with environmental regulations. Such regulations have not had, and are not expected to have, a material effect on the Corporation’s earnings or competitive position.

(c) Foreign Operations

Each of the Cable and Satellite Divisions of Shaw has foreign assets or operations. The aggregate revenues of the Corporation’s foreign operations for the year ended August 31, 2004 were not material.

With respect to the Cable Division, Big Pipe U.S., Inc., a wholly-owned subsidiary of Shaw, entered into an indefeasible right of use with respect to a portion of 360’s United States fibre network and owns certain other fibre and facilities in the United States. Big Pipe U.S., Inc. commenced revenue-generating operations in the United States in fiscal 2002.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

With respect to the Satellite Division, Cancom offers SRDU services to customers outside of Canada through its wholly-owned subsidiary Boscom Inc. Boscom Inc. distributes the superstation television signal WSBK – Boston via satellite to terrestrial distribution undertakings, such as cable systems, in Canada and the United States.

(d) Employees

As at August 31, 2004, the Corporation employed approximately 6,500 persons.

4. Risk Factors

A discussion of risks affecting the Corporation and its business is set forth under the heading “Introduction to the Business — Known Events, Trends, Risks and Uncertainties” in Management’s Discussion and Analysis for the year ended August 31, 2004, as contained on pages 15-21 of the Corporation’s 2004 Annual Report, which discussion is incorporated by reference herein. In addition, the Corporation is subject to the risks and uncertainties set forth below.

This description of risks does not include all possible risks, and there may be other risks that the Corporation is currently not aware of.

(a) Impact of Regulation

Substantially all of the Corporation’s business activities are regulated by the Canadian Federal Department of Industry under the supervision of the Canadian Minister of Industry and the CRTC and, accordingly, the Corporation’s results of operations are affected by changes in regulations and decisions by regulators. For a description of the regulatory environment in which the Corporation operates, see the information under the heading “Canadian Regulatory Environment” in this Annual Information Form.

Changes in the regulation of Shaw’s business activities, including decisions by regulators affecting the Corporation’s operations (such as the granting or renewal of licenses; decisions as to the rates the Corporation may charge its customers; or the granting of additional distribution, broadcasting or programming licenses to competitors in the Corporation’s markets) or changes in interpretations of existing regulations by courts or regulators, could adversely affect the Corporation’s results of operations. The Corporation’s CRTC licenses must be renewed from time to time and cannot be transferred without regulatory approval.

(b) Control of Shaw by the Shaw Family

JR Shaw and members of his family and the corporations owned and controlled by JR Shaw and members of his family (the “JR Shaw Group”) currently own approximately 77.87% of the outstanding Class A Shares in the capital of Shaw. The Class A Shares are the only shares entitled to vote in all circumstances. All of the Class A Shares held by the JR Shaw Group are subject to a voting trust agreement entered into by such persons. The voting rights with respect to such Class A Shares are exercised by the representative of a committee of three trustees. Accordingly, the JR Shaw Group is, and as long as it owns a majority of the Class A Shares will continue to be, able to elect a majority of the Board of Directors of Shaw and to control the vote on matters submitted to a vote of Shaw’s Class A shareholders.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

CANADIAN REGULATORY ENVIRONMENT

1. Overview

The Canadian communications industry is regulated by the CRTC, which supervises Canadian broadcasting and telecommunications systems, including broadcasting distribution undertakings (“BDUs”) and telecommunications common carriers. The CRTC’s mandate includes ensuring that Canadians have access to reasonably priced, high-quality, varied and innovative communications services that are competitive nationally.

Shaw’s cable television, Internet, satellite and telecommunications businesses are subject to regulation principally by the CRTC pursuant to the Broadcasting Act (Canada) and the Telecommunications Act (Canada), as well as pursuant to certain other legislation, such as the Copyright Act (Canada) and the Radiocommunication Act (Canada). Shaw’s cable television and satellite (DTH and SRDU) businesses, in particular, are dependent upon licences granted by the CRTC and other regulatory bodies pursuant to such legislation. Shaw’s businesses are also regulated by technical requirements and performance standards established by Industry Canada, primarily under the Radiocommunication Act (Canada) and the Telecommunications Act (Canada).

2. Cable Television

(a) General

CRTC regulations govern the types of services offered, packaging, and in some cases the fees that may be charged, by terrestrial BDUs such as cable television, telephone company DSL and MDS systems. Under the Broadcasting Distribution Regulations (the “Broadcasting Regulations”), there are three licensed classes of terrestrial BDU’s: (i) Class 1 systems (serving 6,000 or more subscribers); (ii) Class 2 systems (serving between 2,000 and 5,999 subscribers); and (iii) Class 3 systems (serving fewer than 2,000 subscribers or located in areas which receive not more than two Canadian television signals over the air).

There are also two classes of systems that are exempt from licensing, licensing fees, and certain regulatory requirements. These are systems with less than 2,000 subscribers, and systems having between 2,000 and 6,000 subscribers. Exempt systems must continue to operate their own headends.

Class 1 systems are subject to the most comprehensive regulation by the CRTC. Such regulations govern basic cable rates; services which must or may be distributed and how they may be packaged (e.g. number of Canadian versus American channels per package); and priority access by Canadian specialty, pay television and pay per-view television services over foreign services. The Broadcasting Regulations allow for basic rate deregulation of Class 1 systems once 5% of the customers within their licensed territories have chosen an alternate service provider.

Class 2 systems have fewer regulatory restrictions, while Class 3 and exempt systems having less than 2,000 subscribers enjoy the most flexibility respecting the packaging and distribution of Canadian and non-Canadian services.

Class 1, Class 2 and exempt systems having between 2,000 and 6,000 subscribers are required to contribute 5% of gross revenues to Canadian program production. Class 1 systems may devote 2% of

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

gross revenues to community channels, while Class 2 systems and exempt systems having between 2,000 and 6,000 subscribers may devote the full 5% of gross revenues to programming on a community channel. As well, Class 1 systems having less than 20,000 subscribers may devote the full 5% to community channels.

(b) Licensing

The Corporation holds a separate licence for each of its cable systems, upon which its cable television business is dependent. These licences have generally been issued for terms of up to seven years and expire at various times through 2007. Shaw has never failed to obtain a licence renewal for its cable systems.

The CRTC imposes restrictions on the transfer of ownership and control of cable licences. Pursuant to regulations promulgated by the CRTC, a holder of a cable licence must obtain the prior approval of the CRTC with respect to changes in the ownership of specified percentages of its voting and common shares and with respect to any act, agreement or transaction that directly or indirectly results in a material change of ownership or effective control of the licensee or of a person that has, directly or indirectly, effective control of the licensee. CRTC approval is contingent upon the purchaser demonstrating that the transfer is in the public interest. Exempt systems are not subject to the CRTC’s transfer of ownership rules.

(c) Canadian Content

Both licensed and exempt systems are subject to priority carriage requirements for local and regional Canadian broadcast signals. As well, they are subject to a “preponderance” rule that requires these undertakings to offer a majority of Canadian services on both analog and digital.

The CRTC places restrictions on the distribution of non-Canadian services. For example, it does not permit the distribution of non-Canadian programming services that are determined to be directly or partially competitive with licensed Canadian pay television and specialty services. For that reason, certain pay movie channels and specialty programming services originating in the United States (such as HBO, Showtime, Cinemax, The Disney Channel, ESPN, MTV and Nickelodeon) are not approved for distribution in Canada.

Eligible foreign services that may be distributed in Canada include The Learning Channel, Arts & Entertainment Network, CNN, CNBC, and the “superstations” WTBS, KTLA, WGN, WSBK and WPIX. The CRTC requires that these services be sold to Canadian cable television subscribers in discretionary packages with Canadian specialty television services or with Canadian pay television services. Each non-Canadian specialty service must be linked with one Canadian specialty television service, and each Canadian pay television service may be linked with five non-Canadian services.

The CRTC has recently modified its policy to allow the distribution of general interest, non-Canadian third-language services on a digital basis, subject to certain packaging requirements.

(d) Digital Broadcasting Services

Since 2000, the CRTC has licenced new Canadian programming services only for digital distribution. There are 16 English language digital Category 1 Canadian specialty services that receive mandatory

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

digital carriage by BDU’s that offer programming services to the public in English language markets using digital technology. There are also hundreds of digital Category 2 Canadian specialty services that have been licensed but without guaranteed distribution rights. The CRTC requires that BDUs ensure that a majority of services received by subscribers digitally is Canadian. The CRTC also requires each BDU to distribute five non-affiliated Category 2 services for each affiliated Category 2 service that it distributes.

In addition, the CRTC has imposed other distribution requirements on Class 1 and 2 cable distribution undertakings that use digital distribution technology to deliver programming services to subscribers. Class 1 and 2 cable distribution undertakings using high capacity digital technology (more than 750 megahertz) are required to offer all Canadian English and French-language specialty services (other than Category 2 services), as well the English and French-language versions of CPAC (The Cable Public Affairs Channel), in analog or digital mode. Other Class 1 and 2 cable distribution undertakings are required to distribute one minority official language Canadian specialty service for every ten majority official language services that are distributed by the undertaking.

(e) Rate Regulation

Rates charged for basic cable service of Class 1 systems, and increases in such rates, are currently regulated by the CRTC. As part of the basic rate, cable licences are permitted to pass through to subscribers increases in the CRTC-authorized wholesale fees paid to licensed Canadian specialty programming services distributed as part of the basic cable service, subject to the CRTC’s power to suspend or disallow such an increase. In addition, licensees may also request a rate increase that is in excess of that which would be allowed under the foregoing, if the licensee can establish economic need by demonstrating that the licensee’s average rate of return on average net fixed assets before interest and taxes but after depreciation for its basic cable service is less than an established industry benchmark.

The CRTC also regulates the fees, on a cost recovery basis, which are charged for the connection of subscriber drop cables to a subscriber’s home. Cable television operators are required to offer to connect residences to their networks in areas serviced by municipal water or sewage systems only where the cable systems is subject to rate regulation by the CRTC.

Under the Broadcasting Regulations, basic rates cease to be regulated when two conditions are met: (i) there is evidence that 30% or more of the households in an operator’s licensed service area have access to the basic service of another BDU; and (ii) there is a loss of 5% or more of its subscribers to competitive BDU’s. All of the Corporation’s Class 1 systems have now been rate deregulated by the CRTC.

Fees charged to subscribers for (i) extended cable service, over and above basic cable service, (ii) rental of converters and (iii) pay television services, including pay-per-view and VOD programming, are not rate regulated by the CRTC.

(f) Access Rights

Under the Telecommunications Act (Canada), if a cable television system is unable to obtain rights-of-way on any highway or other public place for the construction of transmission lines on terms acceptable to it, it may apply to the CRTC to obtain permission for such construction on terms set by the CRTC.

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In January, 2001, the CRTC issued a decision concerning the appropriate terms and conditions, including rates, of access to municipal property in Vancouver. As part of its decision, the CRTC limited the fees chargeable to the City of Vancouver to the recovery of its causal costs of granting access to municipal property. Although the terms of the decision are limited to the specific dispute before the CRTC, the basic principles set out in the decision, which has been upheld by the courts, are expected to apply generally.

With respect to private property under development, the CRTC issued a decision in April, 1999 that has the effect of permitting real estate developers to deny cable television systems or telephone companies access to the open trenches in real estate development projects. Although such decision could have a significant impact on Shaw’s ability to install its own cables and facilities in new real estate developments, most municipalities have recently been requiring that all communications companies be provided access to open servicing trenches as part of the real estate development approval.

Shaw’s cable systems also require access to support structures, such as poles, strand and conduits of telephone and electric utilities, in order to deploy cable facilities. The CRTC’s jurisdiction over support structures of telephone utilities, including rates for third party use, is well settled. Recently, however, the Supreme Court of Canada determined that the Telecommunications Act (Canada) does not give the CRTC jurisdiction to set the terms and conditions of access by cable systems to support structures of electric utilities. As a result, authority over such matters remains vested in certain provincial utility review agencies or boards, or in other provinces, is now not subject to federal regulation.

3. Internet Access

In May, 1999, the CRTC released its New Media Report which concentrated on communications products and services delivered via the Internet. The CRTC determined that it would not regulate or supervise new media services or products considered to be broadcasting pursuant to the Broadcasting Act (Canada) and has issued an exemption order in this regard.

With respect to regulation under the Telecommunications Act (Canada), the CRTC has also determined that it will not regulate the rates at which BDUs offer retail level Internet services. However, the CRTC will regulate the rates and terms on which BDUs provide access to their facilities with respect to competitive providers of retail level Internet services.

The CRTC has announced, as an interim measure, that the largest cable operators, including Shaw, must resell their Internet services at a 25% discount to ISPs. In December, 1999, the CRTC further decided that ISPs will be responsible for providing the cable modem and related equipment when they resell high speed Internet access to cable customers.

4. Internet Infrastructure

Big Pipe’s telecommunications business in Canada is governed by the CRTC pursuant to the Telecommunications Act (Canada). Big Pipe Inc. is registered with the CRTC as a non-dominant Canadian telecommunications carrier. As such a carrier, Big Pipe Inc. operates under a significantly lessened regulatory regime (for example, no regulation of rates) as compared to incumbent telephone companies in Canada. Big Pipe Inc. has also received approval from the CRTC to transit traffic between Canada and the United States.

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In the United States, Big Pipe U.S., Inc. is, or may be, subject to regulation both at the federal and state level. In this regard, in August, 2001, Big Pipe U.S., Inc. received an International Telecommunications Certificate from the United States Federal Communications Commission to operate as a facilities-based carrier to transport traffic between the United States and Canada. As Big Pipe U.S., Inc. expands its operations in the United States, it may be necessary to seek approval or certification from various state public utility commissions.

5. Satellite

Certain of Shaw’s satellite businesses (Star Choice’s DTH business and Cancom’s SRDU business) are subject to regulation by the CRTC, as set forth below.

(a) DTH

Generally, DTH companies, as BDU’s, are subject to regulations similar to competitive cable distributors. Currently, there are only two active, licensed DTH operators in Canada, Star Choice Network Television Incorporated (“SCTN”), an indirect subsidiary of Cancom, and Bell ExpressVu.

SCTN’s DTH business is carried on pursuant to, and is dependent upon, a licence issued by the CRTC under the Broadcasting Act (Canada). The licence, which expires on August 31, 2010, authorizes SCTN to distribute a variety of television and radio services via satellite for direct-to-home reception by customers in Canada. The Broadcasting Distribution Regulations and conditions applicable to SCTN’s licence govern the signals SCTN must and may distribute, require a contribution to the creation and presentation of Canadian programming of at least 5% of SCTN’s gross DTH revenues and impose certain structural separation safeguards between SCTN and Shaw. The rates charged by SCTN to its customers are not regulated by the CRTC.

(b) SRDU

Cancom’s SRDU business is carried on pursuant to, and is dependent upon, a licence issued to Cancom by the CRTC under the Broadcasting Act (Canada). Currently, Cancom and Bell ExpressVu are the only licensed SRDU operators in Canada.

The SRDU licence held by Cancom, which expires on August 31, 2010, authorizes Cancom to distribute a variety of television and radio signals via satellite for reception by terrestrial distribution undertakings, such as cable systems, in Canada for retransmission to their subscribers. The conditions applicable to Cancom’s SRDU licence govern the signals which Cancom must and may distribute, require a contribution to the creation and presentation of Canadian programming of at least 5% of its gross SRDU revenues, prohibit discriminatory treatment of customers, regulate the resolution of disputes and impose certain structural separation safeguards between Cancom and the cable operations of Shaw. The rates charged by Cancom to SRDU customers are not regulated by the CRTC.

6. Other Regulatory Matters

(a) Restrictions on Non-Canadian Ownership and Control

The legal requirements relating to Canadian ownership and control of BDUs are embodied in a statutory order (the “Order”) from the Governor in Council (i.e. the federal Cabinet) to the CRTC, issued pursuant

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to authority contained in the Broadcasting Act (Canada). Under the Order, non-Canadians are permitted to own and control, directly or indirectly, up to 33 1/3 % of the voting shares and 33 1/3 % of the votes of a holding company which has a subsidiary operating company licensed under the Broadcasting Act (Canada). In addition, up to 20% of the voting shares and 20% of the votes of the operating licencee company may be owned and controlled, directly or indirectly, by non-Canadians. The Order also provides that the chief executive officer and 80% of the members of the board of directors of the operating company must be Canadian and that the holding company and its directors are prohibited from exercising any control or influence over the programming decisions of a subsidiary operating company in certain circumstances. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licencee operating company level. The CRTC retains the discretion under the Order to determine as a question of fact whether a given licencee is controlled by non-Canadians.

In order to ensure that Shaw remains eligible or qualified to provide broadcasting and telecommunications services in Canada, the Articles of Arrangement of Shaw require the directors of Shaw to refuse to issue or register the transfer of any Shaw Class A Shares to a person that is not a Canadian, if such issue or transfer would result in the total number of such shares held by non-Canadians exceeding the maximum number permitted by applicable law. In addition, the directors of Shaw are required to refuse to issue or register the transfer of any Shaw Class A Shares to a person in circumstances where such issue or transfer would affect the ability of Shaw to obtain, maintain, amend or renew a licence to carry on any business.

The Articles of Arrangement of Shaw further provide that if, for whatever reason, the number of Shaw Class A Shares held by non-Canadians or other persons exceeds the maximum number permitted by applicable law or would affect the ability to carry on any licensed business, Shaw may, to the extent permitted by corporate or communications statutes, sell the Shaw Class A Shares held by such non-Canadians or other persons as if it were the owner of such shares. The Articles of Arrangement also give the directors of Shaw the right to refuse to issue or register the transfer of shares of any class in the capital of Shaw if: (i) the issue or the transfer requires the prior approval of a regulatory authority, unless and until such approval has been obtained; or (ii) the person to whom the shares are to be issued or transferred has not provided Shaw with such information as the directors may request for the purposes of administering these share transactions.

(b) Copyright

The Copyright Act (Canada) provides for the payment by BDUs of a royalty fee in respect of the retransmission of conventional radio and television broadcast signals (defined as over-the-air television signals originating more than a minimum specified distance from a cable operator’s licensed area). Under current CRTC rules, these fees may not be recovered from subscribers in the form of direct increases to the basic subscriber rate where a cable system is rate-regulated. The amounts raised from these royalty fees are paid to copyright collectives representing the owners of the copyright in television programming, including producers, broadcasters and major league sports organizations, as well as authors, composers and publishers of the music in these programs. The level of this compulsory royalty fee is subject to the approval of the Copyright Board.

The Copyright Act (Canada) also provides for performing rights royalties that are payable in respect of the transmission of the music component of non-broadcast television and audio services, such as pay television, specialty services and pay audio services. Pursuant to tariffs approved by the Copyright

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Board, BDUs and programmers are jointly responsible for a monthly royalty in respect of such non-broadcast television services.

(c) Radio Apparatus

Shaw’s satellite business employs a variety of radio apparatus, including satellite earth stations. Shaw requires a radio authorization from the Minister of Industry under the Radiocommunication Act (Canada) for each radio apparatus installed, operated or possessed by Cancom for use in its businesses unless the apparatus has been exempted from the requirement for an authorization.

CAPITAL STRUCTURE, DIVIDENDS AND RELATED MATTERS

1. Description of Capital Structure

(a) General

The authorized share capital of Shaw consists of a limited number of Class A Voting Participating Shares (the “Class A Shares”), as described below; an unlimited number of Class B Non-Voting Participating Shares (the “Class B Non-Voting Shares”) (and, together with the Class A Shares, the “Shaw Shares”); an unlimited number of Class 1 preferred shares (the “Class 1 Preferred Shares”), issuable in series; and an unlimited number of Class 2 preferred shares (the “Class 2 Preferred Shares”), issuable in series. As at August 31, 2004, there were 11,359,932 Class A Shares, 220,109,372 Class B Non-Voting Shares and no preferred shares outstanding.

(b) Class A Shares and Class B Non-Voting Shares

     (i) Authorized Number of Class A Shares

The authorized number of Class A Shares is limited to the lesser of that number of such shares (i) currently issued and outstanding; and (ii) that may be outstanding after any conversion of Class A Shares into Class B Non-Voting Shares (subject to certain conversion rights as described below under the heading “Conversion Privilege”).

     (ii) Voting Rights

The holders of Class A Shares are entitled to one vote per share at all meetings of shareholders. The holders of Class B Non-Voting Shares are entitled to receive notice of, to attend, and to speak at all meetings of shareholders but are not entitled to vote thereat except as required by law and except upon any resolution to authorize the liquidation, dissolution and winding-up of Shaw or the distribution of assets among the shareholders of Shaw for the purpose of winding up its affairs, in which event each holder of Class B Non-Voting Shares will be entitled to one vote per share.

     (iii) Dividends

In general, subject to the rights of any preferred shares outstanding from time to time, holders of Class A Shares and Class B Non-Voting Shares are entitled to receive such dividends as the Board of Directors of Shaw determines to declare on a share-for-share basis, as and when any such dividends are declared or paid, except that, during each Dividend Period (as defined below), the dividends (other than stock

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

dividends) declared and paid on the Class A Shares will always be $0.005 per share per annum less than the dividends declared and paid in such Dividend Period to holders of the Class B Non-Voting Shares, subject to proportionate adjustment in the event of any future consolidations or subdivisions of Shaw Shares and in the event of any issue of Shaw Shares by way of stock dividends. A “Dividend Period” is defined as the fiscal year of Shaw or such other period, not to exceed one year, in respect of which the directors of Shaw have announced a current policy to declare and pay, or set aside for payment, regular dividends on the Shaw Shares.

     (iv) Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of Shaw or other distribution of assets of Shaw for the purpose of winding up its affairs, all property and assets of Shaw available for distribution to the holders of Shaw Shares will be paid or distributed equally, share for share, to the holders of Shaw Shares without preference or distinction.

     (v) Conversion Privilege

Any holder of Class A Shares may, at any time or from time to time, convert any or all Class A Shares held by such holder into Class B Non-Voting Shares on the basis of one Class B Non-Voting Share for each Class A Share so converted. Subject to certain exceptions described below, if an Exclusionary Offer is made, any holder of Class B Non-Voting Shares may, at any time or from time to time during a Conversion Period, convert any or all of the Class B Non-Voting Shares held by such holder into Class A Shares on the basis of one Class A Share for each Class B Non-Voting Share so converted. For the purpose of this paragraph, the following terms have the following meanings:

“Class A Offeror” means a person or company that makes an offer to purchase Class A Shares (the “bidder”), and includes any associate or affiliate of the bidder or any person or company that is disclosed in the offering document to be acting jointly or in concert with the bidder;

“Conversion Period” means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

“Exclusionary Offer” means an offer to purchase Class A Shares that:

(A)	must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Class A Shares are listed, be made to all or substantially all holders of Class A Shares who are residents of a province of Canada to which the requirement applies; and

(B)	is not made concurrently with an offer to purchase Class B Non-Voting Shares that is identical to the offer to purchase Class A Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Class A Offeror, and in all other material respects (except with respect to the conditions that may be attached to the offer for Class A Shares), and that has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Class A Shares, and for the purposes of this definition if an offer to purchase Class A Shares is not an Exclusionary Offer as defined above but would be an Exclusionary Offer if it were not for this sub-clause (B),

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

the varying of any term of such offer shall be deemed to constitute the making of a new offer unless an identical variation concurrently is made to the corresponding offer to purchase Class B Non-Voting Shares;

“Expiry Date” means the last date upon which holders of Class A Shares may accept an Exclusionary Offer;

“Offer Date” means the date on which an Exclusionary Offer is made; and

“Transfer Agent” means the transfer agent for the time being of the Class A Shares.

Subject to certain exceptions, the foregoing conversion right shall not come into effect if:

(A)	prior to the time at which the offer is made there is delivered to the Transfer Agent and to the Secretary of Shaw a certificate or certificates signed by or on behalf of one or more shareholders of Shaw owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Class A Offeror, which certificate or certificates shall confirm, in the case of each such shareholder, that such shareholder shall not:

a.	tender any shares in acceptance of any Exclusionary Offer without giving the Transfer Agent and the Secretary of Shaw written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date;

b.	make any Exclusionary Offer;

c.	act jointly or in concert with any person or company that makes any Exclusionary Offer; or

d.	transfer any Class A Shares, directly or indirectly, during the time at which any Exclusionary Offer is outstanding without giving the Transfer Agent and the Secretary of Shaw written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class A Shares transferred or to be transferred to each transferee; or

(B)	as of the end of the seventh day after the Offer Date there has been delivered to the Transfer Agent and to the Secretary of Shaw a certificate or certificates signed by or on behalf of one or more shareholders of Shaw owning in the aggregate more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Class A Offeror, which certificate or certificates shall confirm, in the case of each such shareholder:

a.	the number of Class A Shares owned by the shareholder;

b.	that such shareholder is not making the offer and is not an associate or affiliate of, or acting jointly or in concert with, the person or company making the offer;

c.	that such shareholder shall not tender any shares in acceptance of the offer, including any varied form of the offer, without giving the Transfer Agent and the Secretary of Shaw written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date; and

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

d.	that such shareholder shall not transfer any Class A Shares, directly or indirectly, prior to the Expiry Date without giving the Transfer Agent and the Secretary of Shaw written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class A Shares transferred or to be transferred to each transferee; or

(C)	as of the end of the seventh day after the Offer Date, a combination of certificates that comply with either clause (a) or (b) from shareholders of Shaw owning in the aggregate more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Class A Offeror, has been delivered to the Transfer Agent and to the Secretary of Shaw.

     (vi) Modification

Neither class of Shaw Shares may be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other class of Shaw Shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

     (vii) Offer to Purchase

Shaw may not make an offer to purchase any outstanding Class A Shares unless at the same time it makes an offer to purchase, on the same terms, an equivalent proportion of the outstanding Class B Non-Voting Shares.

     (viii) Redemption

The Shaw Shares are not redeemable at the option of either Shaw or the holder of any such Shaw Shares.

(c) Class 1 Preferred Shares

The Class 1 Preferred Shares are issuable in one or more series. The Board of Directors may fix from time to time before such issue the number of shares which is to comprise each series then to be issued and the designation, rights, conditions, restrictions and limitations attaching thereto, including, without limiting the generality of the foregoing, the rate of preferential dividends and whether or not such dividends shall be cumulative, the dates of payment thereof, the redemption price and terms and conditions of redemption (including the rights, if any, of the holders of the Class 1 Preferred Shares of such series to require the redemption thereof), conversion rights (if any) and any redemption fund, purchase fund or other provisions to be attached to the Class 1 Preferred Shares of such series.

The shares of each successive series of Class 1 Preferred Shares shall have preference over the Class A Shares and Class B Non-Voting Shares as to dividends of not less than 1/100th of a cent per share, and shall not confer upon the shares of one series a priority over the shares of any other series of the Class 1 Preferred Shares in respect of voting, dividends or return of capital. If any amount of cumulative dividends or any amount payable on return of capital in respect of shares of a series of the Class 1 Preferred Shares is not paid in full, the shares of such series shall participate rateably with the shares of all other series of Class 1 Preferred Shares in respect of accumulated dividends and return of capital.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

(d) Class 2 Preferred Shares

The Class 2 Preferred Shares are issuable in one or more series. From time to time before any such issue, the directors may fix the number of shares which is to comprise each series then to be issued and the designation, rights, conditions, restrictions or limitations attaching thereto, including, without limiting the generality of the foregoing, the rate of preferential dividends, and whether or not the same shall be cumulative, the dates of payment thereof, the redemption price and terms and conditions of redemption (including the rights, if any, of the holders of Class 2 Preferred Shares of such series to require the redemption thereof), conversion rights (if any), and any redemption fund, purchase fund or other provisions to be attached to the Class 2 Preferred Shares of such series.

The shares of each successive series of Class 2 Preferred Shares shall have preference over the Class A Shares and Class B Non-Voting Shares (but shall rank junior to the Class 1 Preferred Shares) as to dividends and shall not confer upon the shares of one series a priority over the shares of any other series of Class 2 Preferred Shares in respect of voting, dividends or return of capital. If any amount of cumulative dividends or any amount payable on return of capital in respect of shares of a series of Class 2 Preferred Shares is not paid in full, the shares of such series shall participate rateably with the shares of all other series of the Class 2 Preferred Shares in respect of accumulated dividends and return of capital.

(e) Share Constraints

The statutes which govern the provision of broadcasting and telecommunications services by Shaw and its regulated subsidiaries impose restrictions on the ownership of shares of Shaw and its regulated subsidiaries by persons that are not Canadian. (See information under the heading “Canadian Regulatory Environment – Other Regulatory Matters – Restrictions on Non-Canadian Ownership and Control”). In order to ensure that Shaw and its regulated subsidiaries remain eligible or qualified to provide broadcasting and telecommunications services in Canada, the Articles of Arrangement of Shaw require the directors of Shaw to refuse to issue or register the transfer of any Class A Shares to a person that is not a Canadian if such issue or transfer would result in the total number of such shares held by non-Canadians exceeding the maximum number permitted by applicable law. In addition, the directors of Shaw are required to refuse to issue or register the transfer of any Class A Shares to a person in circumstances where such issue or transfer would affect the ability of Shaw and its regulated subsidiaries to obtain, maintain, amend or renew a licence to carry on any business. The Articles of Arrangement of Shaw further provide that if, for whatever reason, the number of Class A Shares held by non-Canadians or other such persons exceeds the maximum number permitted by applicable law or would affect the ability to carry on any licensed business, Shaw may, to the extent permitted by corporate or communications statutes, sell the Class A Shares held by such non-Canadians or other persons as if it were the owner of such shares. The Articles of Arrangement of Shaw also give the directors of Shaw the right to refuse to issue or register the transfer of shares of any class in the capital of Shaw if (i) the issue or the transfer requires the prior approval of a regulatory authority unless and until such approval has been obtained; or (ii) the person to whom the shares are to be issued or transferred has not provided Shaw with such information as the directors may request for the purposes of administering these share constraints.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

2. Dividends

(a) Dividend Policy

The Corporation’s dividend policy is reviewed on a quarterly basis by the Board of Directors of Shaw. In general, subject to the rights of any preferred shares outstanding from time to time, holders of Class A Shares and Class B Non-Voting Shares are entitled to receive such dividends as the Board of Directors determines to declare on a share-for-share basis, if, as and when any such dividends are declared and paid.

In accordance with the terms and conditions of such shares, the dividends (other than stock dividends) declared and paid on the Class A Shares shall be $0.005 per share per annum less than the dividends declared and paid to holders of the Class B Non-Voting Shares. See the information under the heading “Capital Structure, Dividends and Related Matters — Description of Capital Structure – Class A Shares and Class B Non-Voting Shares”.

(b) Distribution Rates and Payment Dates

The annual distribution rates on securities of the Corporation and payment dates for the fiscal year ended August 31, 2004, as well as the annual dividend payments for the past three fiscal years, are set forth in the tables below.

Fiscal 2004 Distribution Rates and Payment Dates

Security	Annual Distribution Rate	Payment Dates

Class A Shares	$0.155 per share	Quarterly –
		September 30, December 31, March 31 and June 30

Class B Non-Voting Shares	$0.160 per share	Quarterly –
		September 30, December 31, March 31 and June 30

Preferred Securities:

8.45% Series A	8.45%	Quarterly –
		March 31, June 30, September 30, December 31

8.54% Series B	8.54%	Semi-annually –
		March 31 and September 30

8.50% Series	8.50%	Quarterly –
		March 31, June 30, September 30, December 31

8.875% Series	8.875%	Quarterly –
		March 31, June 30, September 30, December 31

Annual Dividend Payments (Fiscal 2002 – Fiscal 2004)

Class of Shares	Fiscal 2004	Fiscal 2003	Fiscal 2002

Class A Participating	$0.155	$0.045	$0.045
Class B Non-Voting Participating	$0.160	$0.050	$0.050

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

3. Ratings

The following table sets forth the ratings assigned to the Corporation’s preferred securities, known as Canadian Originated Preferred Securities (“COPrS”), senior note obligations and unsecured debt by Dominion Bond Rating Service Limited (“DBRS”), Standard & & Poor’s Rqatings Services (“S&P”) and Moody’s Investor Services ,Inc. (“Moddy’s”):

Security	DBRS	S&P (3) (4)	Moody’s (5) (6)

Senior Notes	BB (high) (1)	BB+ (3)	Ba2 (5)
Senior Unsecured Debentures — Videon	BB (high) (1)	BB+ (3)	—
COPrS (Preferred Securities)	Pfd-4 y (2)	B+ (3)	Ba3 (5)

Notes:

(1)	DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BB by DBRS is the fifth highest of ten categories and is assigned to debt securities considered to be speculative. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category. The “high” and “low” grades are not used for the AAA category.

(2)	DBRS’ rating of securities and preferred shares is on a rating scale that ranges from high of Pfd-1 to low of Pfd-5. The “y” modifier is used to indicate a hybrid security. DBRS also applies modifiers “high”, “medium”, and “low” which indicate where the obligation ranks in its generic rating category.

(3)	S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BB by S&P is the fifth highest of eleven categories. According to the S&P rating system, debt securities rated BB have significant speculative characteristics but are less vulnerable in the near term than other lower rated obligations. However, an obligor rated BB faces major ongoing uncertainties and exposure to adverse business, financial or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitments. A rating of B by S&P is the sixth highest of eleven categories. According to the S&P rating system, an obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.

(4)	S&P rates preferred shares using categories from a high of ‘P-1’ to a low of ‘P-5’. Preferred securities are rated using long-term debt rating scale that ranges from a high of ‘AAA’ to a low of ‘D’.

(5)	Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Ba is the fifth highest of nine categories and denotes obligations judged to have speculative elements and which are subject to substantial credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

(6)	Moody’s rates securities and shares by rating categories from a high of ‘Aaa’ to a low of ‘C’. Moody’s applies modifiers 1, 2 and 3, which indicate where the obligation ranks in its generic rating category. Modifier 1 is higher end, modifier 2 is mid-range and modifier 3 is low end of the generic rating category.

Credit ratings are intended to provide investors with an independent measure of the quality of an issue of securities. The foregoing ratings should not be construed as a recommendation to buy, sell or hold the securities, in as much as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, the Corporation is under no obligation to update this Annual Information Form.

4. Market for Securities

(a) Marketplaces

The securities of the Corporation are listed and posted for trading on the exchanges set forth below.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

Security	Exchange	Symbol	CUSIP Number

Class A Participating Shares	TSX Venture Exchange	SJR.A	82028K101
Class B Non-Voting Participating Shares	Toronto Stock Exchange	SJR.NV.B	82028K200
	New York Stock Exchange	SJR	82028K200
8.45% Series A Preferred Securities	New York Stock Exchange	SJRPRA	82028K606
8.50% Series Preferred Securities	New York Stock Exchange	SJRPRB	82028K705
8.875% Series Preferred Securities	Toronto Stock Exchange	SJR.PR.A	82028K804

(b) Trading Price and Volume

     The following table sets forth the monthly price range and volume traded for each of the Corporation’s publicly traded securities for each month during the fiscal year ending August 31, 2004.

		TSX Venture - C$	TSX - C$		NYSE - US$
		SJR.A	SJR.B(2)	SJR.PR.A	SJR	SJR PrA	SJR PrB

September 2003	High	15.80	17.84	25.00	13.03	24.99	25.00
	Low	15.65	15.95	24.45	11.78	24.35	24.45
Sept-30	Close	15.75	16.45	24.95	12.16	24.96	24.97
	Volume	230	14,649,049	205,592	5,003,200	110,700	193,000

October 2003	High	15.75	18.50	25.25	14.00	25.35	25.25
	Low	15.50	16.27	24.85	12.14	24.86	24.90
Oct-31	Close	15.50	18.45	24.95	13.96	25.35	25.15
	Volume	100	17,388,669	214,874	2,959,500	105,200	255,400

November 2003	High	20.00	20.14	25.88	15.42	25.50	25.45
	Low	15.50	18.22	25.00	13.72	25.05	25.02
Nov-28	Close	20.00	19.35	25.75	15.25	25.50	25.32
	Volume	100,000	13,057,777	138,334	1,761,600	68,100	80,200

December 2003	High	20.00	20.65	26.40	15.68	25.47	25.45
	Low	20.00	19.21	25.00	14.93	24.86	24.90
Dec-31	Close	20.00	20.17	25.70	15.52	25.25	25.16
	Volume	0	10,169,495	163,863	1,398,600	74,700	387,400

January 2004	High	25.30	22.06	26.40	16.81	25.40	25.35
	Low	20.00	19.95	25.40	15.34	25.02	25.04
Jan-30	Close	21.85	22.03	25.85	16.56	25.27	25.21
	Volume	401,190	15,936,232	183,017	1,870,900	57,400	93,300

February 2004	High	21.95	23.24	26.90	17.45	25.47	25.49
	Low	21.85	21.54	25.80	16.04	25.25	25.20
Feb-27	Close	21.95	22.51	26.50	16.79	25.40	25.41
	Volume	5,100	8,633,047	126,378	1,583,500	52,800	60,700

March 2004	High	22.50	23.29	26.95	17.54	25.86	25.85
	Low	21.95	20.56	26.05	15.55	25.00	25.05
Mar-31	Close	22.00	21.55	26.63	16.33	25.16	25.21
	Volume	1,800	11,529,662	165,835	1,567,100	94,300	65,300

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

		TSX Venture - C$	TSX - C$		NYSE - US$
		SJR.A	SJR.B(2)	SJR.PR.A	SJR	SJR PrA	SJR PrB

April 2004	High	22.00	22.98	26.80	17.46	25.45	25.39
	Low	22.00	20.27	25.75	16.05	25.04	24.90
Apr-30	Close	22.00	22.88	26.05	16.64	25.05	25.15
	Volume	0	11,603,347	92,265	1,145,600	113,000	90,800

May 2004	High	22.25	24.25	26.49	17.43	25.28	25.35
	Low	22.00	22.23	25.05	15.97	24.92	24.95
May-31	Close	22.25	24.15	25.95	17.43	25.10	25.10
	Volume	50	8,451,284	73,102	982,900	164,700	166,200

June 2004	High	22.25	24.31	26.25	17.94	25.52	25.44
	Low	22.25	21.76	25.25	16.18	24.80	24.80
Jun-30	Close	22.25	22.37	25.36	16.81	25.10	25.08
	Volume	0	6,662,498	74,920	913,400	58,000	70,700

July 2004	High	22.25	23.30	26.00	17.13	25.35	25.35
	Low	22.25	20.06	25.35	15.17	25.06	25.11
Jul-30	Close	22.25	20.25	25.98	15.32	25.28	25.25
	Volume	0	7,267,778	51,913	1,148,800	33,300	42,200

August 2004	High	22.25	21.02	26.14	15.95	25.48	25.50
	Low	22.25	19.58	25.52	14.70	25.22	25.27
Aug-31	Close	22.25	20.40	26.14	15.54	25.45	25.47
	Volume	0	5,986,445	49,193	1,222,900	39,800	44,300

Notes:

(1)	All price and volume information is from independent third-party sources (i.e. Toronto Stock Exchange (“TSX”) website, Bloomberg and Yahoo Finance).

(2)	The symbol assigned by the TSX to the Class B Non-Voting Shares changed from SJR.B to SJR.NV.B pursuant to TSX requirements, effective on November 15, 2004.

DIRECTORS AND OFFICERS

1. Directors as of January 1, 2005

Set forth below is a list of the directors of the Corporation as of January 1, 2005 indicating their municipalities of residence, their principal occupations during the five preceding years and the year in which they became a director of the Corporation. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

Name and Municipality of	Principal Occupation Within	Director
Residence	Five Preceding Years	Since

Adrian Burns Rockcliffe Park, Ontario	Corporate Director; former Member of the Copyright Board of Canada; former Commissioner of the CRTC	2001

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

Name and Municipality of	Principal Occupation Within	Director
Residence	Five Preceding Years	Since

James F. Dinning Calgary, Alberta	Non-Executive Chairman, Western Financial Group Inc., a financial services company; former Executive Vice President, TransAlta Corporation, an electric industry holding company, and former Member of the Legislative Assembly of Alberta who held a number of Cabinet positions, including Provincial Treasurer, Minister of Education and Minister of Community and Occupational Health	1997

George F. Galbraith Vernon, British Columbia	Corporate Director; former President of Vercom Cable Services Ltd. which operated the cable television system serving Vernon, British Columbia	1991

Ronald V. Joyce Calgary, Alberta	Corporate Director; former Senior Chairman and Co-Founder, The TDL Group, licencee of Tim Horton’s restaurants in Canada and the United States	2000

Charles V. Keating Dartmouth, Nova Scotia	Corporate Director; former Chairman of Access Communications Incorporated, which operated a number of cable television systems in Nova Scotia	1985

Rt. Hon. Donald F. Mazankowski Vegreville, Alberta	Corporate Director; former Member of Parliament who held a number of Cabinet positions, including Deputy Prime Minister and Minister of Finance	1993

Harold A. Roozen Edmonton, Alberta	President and Chief Executive Officer, CCI Thermal Technologies Inc., a manufacturing company	2000

Michael W. O’Brien Canmore, Alberta	Corporate Director; former Executive Vice-President, Corporate Development and Chief Financial Officer of Suncor Energy Inc., an integrated oil and gas company	2003

Jeffrey Royer Toronto, Ontario	Corporate Director and Private Investor	1995

Bradley S. Shaw(1) Calgary, Alberta	Senior Vice President, Operations of the Corporation	1999

Jim Shaw(2) Calgary, Alberta	Chief Executive Officer of the Corporation	2002

JR Shaw(1)(2) Calgary, Alberta	Executive Chair of the Corporation	1966

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

Name and Municipality of	Principal Occupation Within	Director
Residence	Five Preceding Years	Since

JC Sparkman Englewood, Colorado U.S.A.	Corporate Director; former Executive Vice President and Executive Officer of Telecommunications Inc. (also known as TCI), one of the largest cable television operators in the United States.	1994

John S. Thomas Delta, British Columbia	President, Delta Cable Communications Ltd. and Coast Cable Communications Ltd., which operate cable television systems in British Columbia	2000

Willard H. Yuill Medicine Hat, Alberta	Chairman and Chief Executive Officer, The Monarch Corporation, a private holding company with investments in communications, real estate and sports-related properties	1999

Notes:

(1) Bradley S. Shaw is the son of JR Shaw and the brother of Jim Shaw.

(2) Jim Shaw is the son of JR Shaw and the brother of Bradley S. Shaw.

2. Board Committee Members

The Board of Directors of the Corporation has established four standing committees: Executive, Audit, Corporate Governance and Human Resources. The membership of each committee is set forth below.

The Executive Committee consists of JR Shaw (Chair), George F. Galbraith, Ronald V. Joyce, Donald F. Mazankowski, Jeffrey Royer and JC Sparkman.

The Audit Committee consists of Michael W. O’Brien (Chair), James F. Dinning, George F. Galbraith and Harold A. Roozen. For further details concerning the Audit Committee, see the information under the heading “Audit Committee”.

The Corporate Governance Committee consists of Donald F. Mazankowski (Chair), Adrian Burns, Charles V. Keating and John S. Thomas.

The Human Resources Committee consists of JC Sparkman (Chair), Jeffrey Royer and Willard H. Yuill.

3. Executive Officers as of January 1, 2005

Set forth below is a list of the executive officers of the Corporation as of January 1, 2005 indicating their municipalities of residence and their respective positions with the Corporation. Officers are appointed annually and serve at the discretion of the Board of Directors of the Corporation.

Name and Municipality of Residence	Principal Position with the Corporation

JR Shaw(1) (2) Calgary, Alberta	Executive Chair

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

Name and Municipality of Residence	Principal Position with the Corporation

Jim Shaw(1) (2) Calgary, Alberta	Chief Executive Officer

Jackie L. Altwasser Calgary, Alberta	Vice-President, Finance

Peter J. Bissonnette Calgary, Alberta	President

Douglas J. Black, Q.C. Calgary, Alberta	Corporate Secretary

Michael D’Avella Calgary, Alberta	Senior Vice President, Planning

Louis A. Desrochers, Q.C. Edmonton, Alberta	Honorary Corporate Secretary

Robert A. (Randy) Elliot Calgary, Alberta	Senior Vice President, Technical Operations, Shaw Cablesystems G.P.

Bradley S. Shaw (1) (2) Calgary, Alberta	Senior Vice President, Operations

Ken C.C. Stein Toronto, Ontario	Senior Vice President, Corporate and Regulatory Affairs

David Taniguchi Calgary, Alberta	Assistant Corporate Secretary and Senior Counsel

Steve Wilson Calgary, Alberta	Senior Vice President and Chief Financial Officer

Notes:

(1) Jim Shaw is the son of JR Shaw and the brother of Bradley S. Shaw.
(2) Bradley S. Shaw is the son of JR Shaw and the brother of Jim Shaw.

All of the above officers have been employed in various capacities by the Corporation during the past five years except: Steve Wilson who was Vice-President, Finance and Chief Financial Officer of Husky Injection Molding Systems Ltd. from 1997 to 2004; Douglas J. Black, Q.C., who is Vice-Chairman of Fraser Milner Casgrain LLP, Barristers and Solicitors; and Louis A. Desrochers, Q.C., who is counsel with McCuaig Desrochers, Barristers and Solicitors.

4. Shareholdings of Directors and Executive Officers

To the knowledge of the Corporation, the directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 9,095,704 Class A Shares, representing, as of January 1, 2005, approximately 80.07% of the issued and outstanding shares of such class. Of such number, JR Shaw beneficially owns, controls or directs 8,846,004 Class A Shares, representing 77.87% of the issued and outstanding shares of such class. JR Shaw, members of his family and corporations

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

owned or controlled by them are parties to a Voting Trust Agreement relating to all Class A Shares that they own, control or direct. The voting rights with respect to such shares are exercised by the representative of a committee of three trustees.

5. Additional Disclosure for Directors and Executive Officers

To the knowledge of the Corporation, no director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, is or has been, within the ten years before the date of this Annual Information Form, a director or executive officer of any company that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the company access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days; (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the company access to any exemption under Canadian securities legislation for a period of more than 30 consecutive days; or (c) has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder, except for the following:

Mr. Keating, a director of the Corporation, was a director of Altimax Variety Limited when it made a proposal to creditors under the Bankruptcy and Insolvency Act (Canada). The proposal was accepted by creditors and by the bankruptcy court.

AUDIT COMMITTEE

1. Audit Committee Charter

The Audit Committee of the Board of Directors of the Corporation is responsible for overseeing the integrity of the Corporation’s financial reporting process. In this regard, the primary duties of the Audit Committee involve reviewing the Corporation’s annual and interim financial statements; monitoring the Corporation’s financial reporting process and internal and disclosure control systems; and overseeing the audits conducted by the Corporation’s external auditors.

The Audit Committee is also responsible for overseeing the integrity of the Corporation’s internal controls and risk management, and the reporting procedures with respect thereto; evaluating the qualifications and performance of the Corporation’s external auditors and implementing practices to preserve their independence; reviewing the engagements to be provided by the external auditors; and reviewing all significant auditing and accounting practices and policies and any proposed changes with respect thereto.

A copy of the charter of the Audit Committee is attached as Schedule A to this Annual Information Form.

2. Audit Committee Composition and Background

The Audit Committee consists of Michael W. O’Brien (Chair), James F. Dinning, George F. Galbraith and Harold A. Roozen. Each member of the Audit Committee is independent and financially literate, as such terms are defined in Multilateral Instrument 52-110 – Audit Committees. In addition, Mr. O’Brien

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

qualifies as a “financial expert” under the Sarbanes-Oxley Act of 2002 and other applicable regulatory requirements.

In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below.

Michael O’Brien (Chair) served as Executive Vice-President, Corporate Development and Chief Financial Officer of Suncor Energy Inc., an integrated oil and gas company, until his retirement in 2002. He currently is a director and member of the Environmental, Health & Safety Committee of Suncor Energy Inc.; director, chair of the Corporate Governance and Nominating Committee and member of the Compensation Committee and Audit Committee of PrimeWest Energy Inc.; and director, chair of the Audit Committee and member of the Environmental, Health & Safety Committee of Terasen Inc.

Jim Dinning is non-Executive Chairman of the Board of Western Financial Group Inc., a financial services company. Prior to January 1, 2005, he served as Executive Vice President, TransAlta Corporation, an electric industry holding company. Mr. Dinning formerly held various positions during 11 years as a member of the legislative assembly of Alberta, including Provincial Treasurer, Minister of Education and Minister of Community and Occupational Health. Mr. Dinning also serves as a director of Finning International Inc., Liquor Stores Income Fund, Oncolytics Biotech Inc., Parkland Income Fund and Russel Metals Inc.

George Galbraith is the former President of Vercom Cable Services Ltd. which operated the cable television system serving Vernon, British Columbia. He also serves as a director of Pacific Coast Public Television.

Harold Roozen is President and Chief Executive Officer, CCI Thermal Technologies Inc., a manufacturing company. Mr. Roozen formerly served as chair of the board of directors of WIC Western International Communications Ltd. and Canadian Satellite Communications Inc.

3. Audit Fees

The aggregate amounts paid or accrued by the Corporation with respect to fees payable to Ernst & Young LLP, the auditors of the Corporation, for audit (including separate audits of subsidiary entities, financings and regulatory reporting requirements), audit-related, tax and other services in the fiscal years ended August 31, 2004 and 2003 were as follows:

Type of Service	Fiscal 2004	Fiscal 2003
Audit	$1,161,891	$1,085,255
Audit-related	131,400	108,292
Tax	523,571	259,180
All Other	—	—

Total	$1,816,862	$1,452,727

Fees paid for audit-related services in fiscal 2004 were in respect of the separate audit of a subsidiary that was not required by law. Fees paid for audit-related services in fiscal 2003 were primarily in respect of the Corporation’s business divestiture activities. The tax fees paid in fiscal 2004 and 2003 were related to

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

tax compliance and tax consultation on scientific research, exploration and development tax credits, commodity taxes and linear property taxes.

The Audit Committee of the Corporation considered and agreed that the above fees are compatible with maintaining the independence of the Corporation’s auditors. Further, the Audit Committee determined that, in order to ensure the continued independence of the auditors, only limited non-audit related services will be provided to the Corporation by Ernst & Young LLP and in such case, only with the prior approval of the Audit Committee. The Chair of the Audit Committee has been delegated authority to approve the retainer of Ernst & Young LLP to provide non-audit services in extraordinary circumstances where it is not feasible or practical to convene a meeting of the Audit Committee, subject to an aggregate limit of $100,000 in fees payable to Ernst & Young LLP for such services per fiscal year of the Corporation. The Chair of the Audit Committee is required to report any such services approved by him to the Audit Committee.

LEGAL PROCEEDINGS

The Corporation is involved in litigation matters arising in the ordinary course and conduct of its business. Although such proceedings cannot be predicted with certainty, management of the Corporation does not expect that the outcome of these matters will have a material adverse effect on the Corporation.

In addition, Cancom, a subsidiary of the Corporation, is one of several defendants in an action brought by General Discovery (Canada) in the Ontario Superior Court of Justice in January, 2000 seeking general, special and punitive damages in the aggregate sum of $1.5 billion. The claim arises from Cancom’s involvement in a joint venture to establish a telecommunications network with Russia called Sovcan Star Satellite Communications Inc. General Discovery (Canada) alleges that the defendants wrongfully conspired to prevent the business venture from proceeding. No statement of defence has been filed to date, as General Discovery (Canada) has not responded on a timely basis to requests for information since filing its statement of claim. The Corporation does not believe that this claim has merit.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Class A Shares and Class B Non-Voting Shares is CIBC Mellon Trust Company at its principal offices in Vancouver, British Columbia; Calgary, Alberta; Winnipeg, Manitoba; Toronto, Ontario; and Halifax, Nova Scotia. The co-registrar and co-transfer agent in the United States for the Class B Non-Voting Shares is Mellon Investor Services LLC at its principal office in New York City, New York.

INTERESTS OF EXPERTS

The Corporation’s auditors are Ernst & Young LLP. The Corporation’s consolidated annual financial statements for the year ended August 31, 2004 have been filed under National Instrument 51-102 in reliance on the report of Ernst & Young LLP, independent chartered accountants, given on their authority as experts in auditing and accounting. As of January 1, 2005, the partners and employees of Ernst & Young LLP as a group did not beneficially own, directly or indirectly, any of the Corporation’s outstanding securities.

SHAW COMMUNICATIONS INC. ANNUAL INFORMATION FORM January 18, 2005

ADDITIONAL INFORMATION

Additional information concerning the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com. Copies of such information may also be obtained on the Corporation’s website at www.shaw.ca, or on request without charge from the Assistant Corporate Secretary of the Corporation, Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4 (telephone (403) 750-4500).

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, and securities authorized for issuance under equity compensation plans is contained in the Corporation’s Information Circular dated December 8, 2004. Additional financial information is provided in the Corporation’s comparative financial statements for its most recently completed financial year, and management’s discussion and analysis thereon. Copies of such documents may be obtained in the manner set forth above.

Certain statements contained in this Annual Information Form, or incorporated by reference herein, are “forward-looking statements” and are prospective. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Many of these factors are beyond the control of the Corporation. Consequently, all forward-looking statements made in this Annual Information Form or the documents incorporated by reference herein are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Corporation will be realized.

Unless otherwise stated herein, the information in this Annual Information Form is stated as of August 31, 2004.

SCHEDULE A

SHAW COMMUNICATIONS INC.

AUDIT COMMITTEE CHARTER

This Charter of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Shaw Communications Inc. (the “Corporation”) was adopted and approved on January 21, 2004 (revised April 1, 2004).

I. PURPOSE

The primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the integrity of the Corporation’s financial reporting process. In this regard, the primary duties of the Committee involve reviewing the Corporation’s annual and interim financial statements; monitoring the Corporation’s financial reporting process and internal control systems; and overseeing the audits conducted by the Corporation’s external auditors.

The Committee will fulfill these responsibilities primarily by carrying out the activities set forth in Section IV of this Charter.

II. COMPOSITION

The Committee shall be comprised of three or more unrelated and independent directors, as determined and appointed by the Board on an annual basis. “Unrelated and independent director” means a director who is independent of management of the Corporation and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation. In this regard, to maintain their independence, members of the Committee may not accept any consulting, advisory or other compensatory fee (other than regular Board and Committee fees) from the Corporation or any of its affiliates. Members of the Committee also may not receive any indirect payments from the Corporation or any of its affiliates, including payments (whether or not material) made to spouses or family members, or payments for services to law firms, accounting firms, consulting firms and investment banks for which the Committee member serves as a partner, member, managing director or executive.

All members of the Committee shall be financially literate and at least one member shall be a “financial expert” or otherwise have accounting or related financial expertise. The definitions of “financial literacy” and “financial expertise”, and the determination of whether any given member of the Committee meets such definition, will be made by the Board, in consultation with the Corporate Governance Committee, in accordance with applicable laws, policies and guidelines of securities regulatory authorities.

The members of the Committee shall be appointed by the Board annually. Each member shall serve until the next annual general meeting of the shareholders of the Corporation or until his or her earlier resignation or removal by the Board. The Chair of the Committee shall be appointed by the Board annually.

III. MEETINGS

The Committee shall meet at least on a quarterly basis, or more frequently as circumstances dictate or as requested by the Board, a member of the Committee, the Corporation’s external auditors or a senior officer of the Corporation.

The Committee shall also meet at least annually with the Corporation’s senior management (including the Chief Executive Officer and Chief Financial Officer), internal auditors (if any) and external auditors in separate sessions to discuss any matters that the Committee or any of these groups believe should be discussed privately. In addition, the Committee (or at least its Chair) should meet with the external auditors and management quarterly to review the Corporation’s interim financial statements.

Notice of each meeting of the Committee shall be given to each member of the Committee as far in advance of the time for the meeting as possible, but in any event, not later than 24 hours preceding the time stipulated for the meeting (unless otherwise waived by all members of the Committee). Each notice of meeting shall state the nature of the business to be transacted at the meeting in reasonable detail and to the extent practicable, be accompanied by copies of documentation to be considered at the meeting.

A quorum for the transaction of business at a meeting shall consist of not less than a majority of the members of the Committee. Members of the Committee may participate in any meeting by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a member participating by any such means shall be deemed to be present at that meeting.

Senior management of the Corporation and other parties may attend meetings of the Committee, as may be deemed appropriate by the Committee.

Minutes shall be kept of all meetings of the Committee and shall be signed by the Chair and Secretary of the meeting.

IV. RESPONSIBILITIES AND DUTIES

The Committee shall fulfill its oversight responsibilities primarily by carrying out the activities set forth below as well as all such other actions which may be incidental thereto or which may be necessary for the Committee to comply with the spirit and intent of this Charter. The items enumerated below are not intended to be exhaustive of the duties of the Committee and may be supplemented and revised from time to time as may be appropriate:

Financial Statement Review

1.	Review and oversee the integrity of the Corporation’s annual financial statements (including any certification, report, opinion or review thereon rendered by external auditors) and any public disclosure documents or reports containing financial information that are submitted to any governmental body or to the public (including, in particular, management’s discussion and analysis, prospectuses and registration statements).

2.	Review and oversee the integrity of the Corporation’s quarterly financial statements and any public disclosure documents containing financial information that are submitted to any governmental body or to the public pursuant to applicable securities laws, and approve such quarterly financial statements for disclosure to the public (provided that such statements are subsequently tabled before, and ratified, confirmed and approved by, the Board).

3.	Review earnings press releases and financial information and earnings guidance given to analysts and rating agencies.

4.	Periodically consult with the Corporation’s external auditors in the absence of management concerning the fullness and accuracy of the Corporation’s financial statements.

5.	Establish regular, timely and separate systems of reporting to the Committee by each of management of the Corporation and the external auditors regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

6.	Review any proposed changes in major auditing and accounting practices and policies, the presentation of significant risks and uncertainties and key estimates and judgements of management that may be material to financial statement presentation and reporting.

7.	Report to the Board on at least a quarterly basis on the results of the Committee’s activities, including the Committee’s review of the Corporation’s annual and interim financial statements.

Financial Reporting Process and Internal Control

8.	In consultation with the external auditors, review the integrity of the Corporation’s financial reporting processes, both internal and external, and the Corporation’s accounting principles as applied in its financial reporting, to determine the quality and acceptability of the Corporation’s financial reporting.

9.	Review the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented.

10.	Receive timely reports from the external auditors concerning all critical accounting policies and practices of the Corporation, all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management; and all material written correspondence and disagreements between management and the external auditors (including any management letter or schedule of unadjusted differences).

11.	Review the integrity of internal controls (as evaluated by the external auditor or otherwise) on at least an annual basis, and make recommendations with respect thereto.

12.	Review the Corporation’s internal audit procedures, including the mandate of, and all reports issued by, the Corporation’s internal auditor (if any) and management’s response and subsequent follow up to any identified weaknesses.

13.	Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal control or auditing matters, including a procedure for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

External Auditors

14.	Make recommendations to the Board and the shareholders of the Corporation, on an annual basis, concerning the appointment of the external auditors (considering, in particular, their independence and effectiveness) and approve the terms of engagement and fees and other compensation to be paid to the external auditors.

15.	Oversee and review the qualifications and performance of the external auditors, who shall report directly and be accountable to the Committee (and ultimately, the Board), and approve any proposed discharge or change of the external auditors, or of the lead audit partner thereof, when circumstances warrant.

16.	Review in advance any engagements for non-audit services to be provided by the external auditors’ firm or its affiliates, together with estimated fees, along with any other significant relationships which the external auditors have with the Corporation, and consider the impact on the independence of the external auditor and compliance with applicable laws.

Audit Process

17.	Review the audit plan with the external auditors and with senior management of the Corporation.

18.	Review, in the absence of management, any problems experienced by the external auditors in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management.

19.	Review the post-audit or management letter, containing the recommendations of the external auditor and management’s response and subsequent follow up to any identified weakness.

20.	Resolve disputes, if any, that may arise between the external auditors and management regarding financial reporting.

Risk Management

21.	Identify and review, with management, the principal risks facing the Corporation and ensure that management has in place the policies and systems to assess and manage these risks.

22.	Review financial risks (foreign exchange risk, interest rate risk etc.) of the Corporation and the management of such risks.

23.	Review, with the Corporation’s internal legal counsel and/or external counsel, any legal matter that could have a significant impact on the Corporation’s financial reporting.

24.	Review the status of the Corporation’s compliance with laws, regulations and internal policies and procedures, and the scope and status of systems designed to ensure such compliance, particularly in relation to contingent liabilities and material risks facing the Corporation.

25.	Review the amount and terms of any insurance to be obtained or maintained by the Corporation and any other related risk management policies or measures.

Other

26.	Engage and set the remuneration of such independent external advisors, including independent legal counsel, at the Corporation’s expense, as the Audit Committee may deem necessary or desirable to carry out its duties.

27.	Review the appointment of the Chief Financial Officer and any key financial executives of the Corporation involved in the financial reporting process, and set policies for the hiring by the Corporation of employees or former employees of the Corporation’s external auditors.

28.	Conduct all such investigations, or authorize others to conduct such investigations, as may be necessary or desirable with respect to matters within the Committee’s mandate.

29.	Review this charter of the Audit Committee on an annual basis and suggest to the Corporate Governance Committee of the Board such revisions as the Audit Committee may believe to be required by new laws or to be prudent

30.	Perform any other activities consistent with this Charter, the Corporation’s constating documents and governing law, as the Committee or the Board deems necessary or appropriate.